UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported)**: February 17, 2010**

MORRIS PUBLISHING GROUP, LLC
(Exact Name of Registrant as Specified in Its Charter)

Georgia
(State or other jurisdiction of incorporation)

333-112246	**26-2569462**
(Commission File Number)	(IRS Employer Identification No.)
725 Broad Street; Augusta, Georgia	**30901**
(Address of Principal Executive Offices)	(Zip Code)

(706) 724-0851
(Registrants' Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐ **Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)**

☐ **Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)**

☐ **Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))**

☐ **Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))**

Item 1.03	Bankruptcy or Receivership

On February 17, 2010, the United States Bankruptcy Court for the Southern District of Georgia, Augusta Division, confirmed Debtors' Prepackaged Joint Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code (the "Plan"), a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference, with respect to Morris Publishing Group, LLC and its subsidiaries ("Morris Publishing"), as Debtors.

Under the Plan, the claims and interests of all classes of creditors and equity holders will be unimpaired, except that the claims of the holders of Morris Publishing's 7% Senior Subordinated Notes Due 2013, in an aggregate principal amount of approximately $278.5 million plus accrued and unpaid interest, will be cancelled in exchange for the issuance of $100 million in aggregate principal amount of new secured notes due in 2014. This reduction of the bondholder debt will be accompanied by a capital contribution of approximately $85 million and a repayment of intercompany indebtedness of approximately $25 million by affiliated entities controlled and owned by the Morris family, resulting in the cancellation of approximately $110 million in aggregate principal amount of Morris Publishing's Tranche C senior secured debt outstanding under the Amended and Restated Credit Agreement, dated as of October 15, 2009 (the "Credit Agreement"). All paid-in-kind ("PIK") interest accrued on the Tranche C debt will be cancelled.

Morris Publishing expects the effective date of the Plan to be March 1, 2010. Upon the effective date, Morris Publishing expects to use its available cash to repay all of its $19.7 million principal amount of Tranche A senior secured debt plus accrued interest, leaving approximately $6.8 million principal amount of Tranche B debt (plus approximately $400 thousand of accrued PIK interest) remaining outstanding on the $136.5 million aggregate principal amount outstanding under the Credit Agreement. Morris Publishing expects to refinance the Tranche B debt in connection with a new $10 million senior secured working capital facility within 150 days of the effective date of the Plan.

The Debtors' total assets were approximately $175.5 million and total liabilities were approximately $482.4 million as of September 30, 2009, the most recent date for which financial statements are available. Further information as to the Debtors' assets and liabilities was included in the Debtors' Disclosure Statement for Solicitation of Acceptances of a Prepackaged Plan of Reorganization, and is available in Exhibit 99.1 of Morris Publishing's Form 8-K filed December 14, 2009, and in Morris Publishing's Form 10-Q for the quarter ended September 30, 2009 filed on November 13, 2009. Said Exhibit and Form 10-Q are incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits:

Exhibit No.	Description
99.1	Prepackaged Joint Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: **February 19, 2010**	**MORRIS PUBLISHING GROUP, LLC**
	By: **/s/ Steve K. Stone**
	Steve K. Stone
	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Prepackaged Joint Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE SOUTHERN DISTRICT OF GEORGIA

AUGUSTA DIVISION

In re:	Chapter 11
MORRIS PUBLISHING GROUP, LLC, et al.,[1]	**Case No. 10-10134 (JSD)**
Debtors.	Jointly Administered

DEBTORS' PREPACKAGED JOINT PLAN OF REORGANIZATION
PURSUANT TO CHAPTER 11 OF THE BANKRUPTCY CODE

Mark A. Berkoff (*Pro Hac Vice* Pending)
Nicholas M. Miller (*Pro Hac Vice* Pending)
Deborah M. Gutfeld (*Pro Hac Vice* Pending)

NEAL, GERBER & EISENBERG LLP
Two North LaSalle Street, Suite 1700
Chicago, IL 60602-3801
Telephone: (312) 269-8000
Facsimile: (312) 269-1747

Counsel to the Debtors

James T. Wilson, Jr. (Ga. Bar No. 768600)

945 Broad Street, Suite 420
Augusta, GA 30901-1289
Telephone: (706) 722-4933
Facsimile: (706) 722-0472

Counsel to the Debtors

Dated: **December 14, 2009**

---

[1] The Debtors in these chapter 11 cases, along with the last four digits of each Debtor's federal tax identification number, are: Morris Publishing Group, LLC (9462); Athens Newspapers, LLC ("Athens") (3084); Broadcaster Press, Inc. (3275); Homer News, LLC ("Homer") (8613); Log Cabin Democrat, LLC ("Log Cabin") (5012); Morris Publishing Finance Co. (3044); MPG Allegan Property, LLC (5060); MPG Holland Property, LLC (5060); Southeastern Newspapers Company, LLC (5156); Southwestern Newspapers Company, L.P. (1328); The Oak Ridger, LLC (5060); The Sun Times, LLC ("Sun Times") (2529); Yankton Printing Company (8120); Stauffer Communications, Inc. (0047); and Florida Publishing Company (8216). Athens's address is One Press Place, Athens, Georgia 30603. Homer's address is 3482 Landings Street, Homer, Alaska 99603. Log Cabin's address is 1058 Front Street, Conway, Arkansas 72033. Sun Times's address is 104 S. Railroad Street, Ridgeland, South Carolina 29936. All other Debtors maintain an address at 725 Broad Street, Augusta, Georgia 30901.

TABLE OF CONTENTS

INTRODUCTION

Morris Publishing Group, LLC and the other Debtors in the above-captioned Chapter 11 Cases respectfully propose the following prepackaged joint plan of reorganization for the resolution of outstanding Claims against, and Interests in, the Debtors, pursuant to title 11 of the United States Code, 11 U.S.C. §§ 101-1532 (the "Bankruptcy Code"). Capitalized terms used in this Plan and not otherwise defined herein shall have the meanings ascribed to such terms in Article I.A hereof. Reference is made to the Disclosure Statement (as defined below) for a discussion of the Debtors' history, businesses, assets, results of operations, and projections of future operations, as well as a summary and description of this Plan and certain related matters. The Debtors are the proponents of this Plan within the meaning of section 1129 of the Bankruptcy Code.

ALL HOLDERS OF CLAIMS AND INTERESTS, TO THE EXTENT APPLICABLE, ARE ENCOURAGED TO READ THIS PLAN AND THE DISCLOSURE STATEMENT IN THEIR ENTIRETY BEFORE VOTING TO ACCEPT OR REJECT THIS PLAN. THIS PLAN PROVIDES FOR SUBSTANTIVE CONSOLIDATION OF ALL OF THE ESTATES FOR ALL PURPOSES ASSOCIATED WITH CONFIRMATION AND CONSUMMATION OF THIS PLAN.

Article I.

DEFINED TERMS, RULES OF INTERPRETATION,

COMPUTATION OF TIME, AND GOVERNING LAW

A. Defined Terms

Unless the context otherwise requires, the following terms shall have the following meanings when used in capitalized form herein:

1. *"Accrued Professional Compensation"* means, at any given moment, all accrued fees and expenses (including success fees) for services rendered by a Professional from and including the Petition Date through and including the Effective Date, to the extent such fees and expenses have not been paid pursuant to the Interim Compensation Order or other order of the Bankruptcy Court and regardless of whether a fee application has been Filed for such fees and expenses. To the extent the Bankruptcy Court or any higher court denies or reduces by a Final Order any amount of a Professional's fees or expenses, then the amount by which such fees or expenses are reduced or denied shall no longer constitute Accrued Professional Compensation.

2. *"Ad Hoc Committee"* means that certain ad hoc committee of certain holders of Senior Notes.

3. *"Ad Hoc Committee Advisors"* means Stroock & Stroock & Lavan LLP and Inglesby, Falligant, Horne, Courington & Chisholm, P.C., as counsel to the Ad Hoc Committee, and FTI Consulting, Inc., as financial advisor to the Ad Hoc Committee.

4. *"Ad Hoc Committee Advisors Claims"* means all Claims for the reasonable fees and expenses of the Ad Hoc Committee Advisors.

5. *"Administrative Agent"* means Tranche Manager, or its successor or assignee, in its capacity as administrative agent under the Credit Agreement.

6. *"Administrative Claim"* means a Claim for costs and expenses of administration of the Chapter 11 Cases of the kind specified in section 503(b), 363, 364(c)(1) and 365 of the Bankruptcy Code and entitled to priority pursuant to sections 507(a)(2) or 507(b) of the Bankruptcy Code, including, without limitation: (a) any actual and necessary costs and expenses incurred after the Petition Date and through the Effective Date of preserving the Estates and operating the businesses of the Debtors; (b) all indebtedness or obligations incurred or assumed by the Debtors during the Chapter 11 Cases, to the extent that the incurrence or assumption of such indebtedness or obligations provides a benefit to the Debtors' Estates; (c) any payment to be made under this Plan to cure a default on an assumed Executory Contract or Unexpired Lease; (d) Fee Claims Allowed pursuant to sections 328, 330(a), or 331 of the Bankruptcy Code or otherwise; (e) all fees and charges assessed against the Estates pursuant to chapter 123 of the Judicial Code; (f) all Senior Notes Indenture Trustee Claims, without any requirement for filing fee applications in the Chapter 11 Cases; (g) all reasonable Ad Hoc Committee Advisors Claims, without any requirement for the filing of retention applications or fee applications in the Chapter 11 Cases; (h) Claims for reasonable out-of-pocket expenses incurred by members of the Ad Hoc Committee (excluding any fees or expenses for legal or financial advisors except as otherwise provided herein); (i) Tranche A Administrative Claims; and (j) all requests for compensation or expense reimbursement for making a substantial contribution in the Chapter 11 Cases pursuant to sections 503(b)(3), (4), and (5) of the Bankruptcy Code that are approved by the Bankruptcy Court.

7. *"Affiliate"* has the meaning set forth in section 101(2) of the Bankruptcy Code.

8. *"Allowed"* means with respect to Claims: (a) any Claim that is listed in the Schedules (if Filed) as not contingent, not unliquidated, and not disputed and for which no contrary assertion has been filed; (b) a Claim as to which no objection or request for estimation has been filed or as to which any objection has been determined by a Final Order to the extent such objection is determined in favor of the respective holder of such Claim; or (c) any Claim Allowed pursuant to this Plan or a Final Order; provided, however, that with respect to any Claim described in clause (a) above, such Claim shall be considered Allowed only if and to the extent that with respect to any Claim no objection to the allowance thereof has been interposed within the applicable period of time fixed by this Plan, the Bankruptcy Code, the Bankruptcy Rules, or the Bankruptcy Court, or such an objection is so interposed and the Claim shall have been Allowed solely for voting purposes by a Final Order. Any Claim that has been or is hereafter listed in the Schedules (if Filed) as contingent, unliquidated or disputed, and for which the Holder of such Claim has not advised the Debtors in writing of its belief to the contrary, is not considered Allowed.

9. *"Ballots"* means the ballots accompanying the Disclosure Statement upon which certain Holders of Impaired Claims entitled to vote shall, among other things, indicate their acceptance or rejection of this Plan in accordance with this Plan and the procedures governing the solicitation process.

10. *"Bankruptcy Code"* has the meaning set forth in the introduction above.

11. *"Bankruptcy Court"* means the United States Bankruptcy Court for the Southern District of Georgia having jurisdiction over the Chapter 11 Cases, and, to the extent of the withdrawal of any reference under 28 U.S.C. § 157 and/or the order of the United States District Court for the Southern District of Georgia, the United States District Court for the Southern District of Georgia.

12. *"Bankruptcy Rules"* means the Federal Rules of Bankruptcy Procedure, as applicable to the Chapter 11 Cases, promulgated by the United States Supreme Court under section 2075 of the Judicial Code, as amended from time to time.

13. *"Books and Records"* means the books and records of the Debtors.

14. *"Business Day"* means any day, other than a Saturday, Sunday, or "legal holiday" (as defined in Bankruptcy Rule 9006(a)).

15. *"Cash"* means the legal tender of the United States of America or the equivalent thereof.

16. *"Causes of Action"* means any claim, cause of action, controversy, demand, agreement, right (including to legal or equitable remedies), action, Lien, indemnity, guaranty, suit, obligation, liability, damage, judgment, account, defense, offset, power, privilege, license, and franchise of any kind or character whatsoever, known, unknown, contingent or non-contingent, matured or unmatured, suspected or unsuspected, liquidated or unliquidated, disputed or undisputed, secured or unsecured, assertable directly or derivatively, whether arising before, on, or after the Petition Date, in contract or in tort, in law or in equity, or pursuant to any other theory of law. Cause of Action also includes: (a) any right of setoff, counterclaim, or recoupment and any claim on contracts or for breaches of duties imposed by law or in equity; (b) the right to object to Claims or Interests; (c) any claim pursuant to section 362 or chapter 5 of the Bankruptcy Code; (d) any claim or defense including fraud, mistake, duress, and usury, and any other defenses set forth in section 558 of the Bankruptcy Code; (e) any state law fraudulent transfer claim; and (f) any claim listed in the Plan Supplement.

17. *"Certificate"* means any instrument evidencing a Claim or an Interest.

18. *"Chapter* 11 *Cases"* means (a) when used with reference to all Debtors, the jointly administered chapter 11 cases pending for the Debtors that were voluntarily commenced on January 19, 2010 in the Bankruptcy Court, and (b) when used with reference to a particular Debtor, the chapter 11 case pending for that Debtor under chapter 11 of the Bankruptcy Code in the Bankruptcy Court.

19. *"Claim"* means any claim against a Debtor as defined in section 101(5) of the Bankruptcy Code.

20. *"Class"* means a category of Holders of Claims or Interests as set forth in Article III hereof pursuant to section 1122(a) of the Bankruptcy Code.

21. *"Committee"* or *"Committees"* means any official committee (and any and all subcommittees thereof), if any, appointed in the Chapter 11 Cases pursuant to section 1102 of the Bankruptcy Code.

22. *"Confirmation"* means the entry of the Confirmation Order on the docket of the Chapter 11 Cases, subject to all conditions specified in Article VIII.A hereof having been: (a) satisfied; or (b) waived pursuant to Article VIII hereof.

23. *"Confirmation Date"* means the date upon which the Bankruptcy Court enters the Confirmation Order on the docket of the Chapter 11 Cases, within the meaning of Bankruptcy Rules 5003 and 9021.

24. *"Confirmation Hearing"* means the hearing held by the Bankruptcy Court on confirmation of this Plan pursuant to section 1129 of the Bankruptcy Code, as such hearing may be continued from time to time.

25. *"Confirmation Order"* means the order of the Bankruptcy Court confirming this Plan pursuant to section 1129 of the Bankruptcy Code.

26. *"Consenting Holders"* means, as of the relevant time, those holders of Senior Notes Claims that are party to the Restructuring Support Agreement.

27. *"Consummation"* means the occurrence of the Effective Date.

28. *"Credit Agreement"* means that certain Amended and Restated Credit Agreement, dated as of October 15, 2009, among MCC, Morris Publishing Group, the lenders party thereto and Tranche Manager, as Administrative Agent, as such Credit Agreement may be amended, supplemented or modified from time to time in accordance with the terms thereof and the terms of the Restructuring Support Agreement, including all exhibits and schedules thereto.

29. *"Cure Claim"* means a Claim based upon the Debtors' defaults, if any, on an Executory Contract or Unexpired Lease at the time such contract or lease is assumed by the Debtors pursuant to sections 365 or 1123 of the Bankruptcy Code.

30. *"D&O Liability Insurance Policies"* means all insurance policies for directors', managers', and officers' liability maintained by the Debtors as of the Petition Date.

31. *"Debtor"* means one of the Debtors, in its individual capacity as a debtor in the Chapter 11 Cases.

32. *"Debtor Release"* means the release provision set forth in Article VII.C hereof.

33. *"Debtor Releasee"* means, collectively, (a) all current and former officers, directors, managers, and employees of the Debtors; and (b) all attorneys, financial advisors, advisors, accountants, investment bankers, investment advisors, actuaries, and professionals of the Debtors, their subsidiaries, and each of their respective predecessors and successors in interest, and all of their respective current and former members (including *ex officio* members), officers, directors, employees, partners, attorneys, financial advisors, accountants, managed funds, investment bankers, investment advisors, actuaries, professionals and affiliates, each in their respective capacities as such; provided, however, that no Non-Released Party will be a Debtor Releasee.

34. *"Debtors"* means, collectively: Morris Publishing Group; Athens Newspapers, LLC; Broadcaster Press, Inc.; Homer News, LLC; Log Cabin Democrat, LLC; Morris Publishing Finance; MPG Allegan Property, LLC; MPG Holland Property, LLC; Southeastern Newspapers Company, LLC; Southwestern Newspapers Company, L.P.; Stauffer Communications, Inc.; Florida Publishing Company; The Oak Ridger, LLC; The Sun Times, LLC; and Yankton Printing Company.

35. *"Debtors in Possession"* means, collectively, the Debtors, as debtors in possession in the Chapter 11 Cases, pursuant to sections 1107 and 1108 of the Bankruptcy Code.

36. *"Disbursing Agent"* means the Debtors or the Reorganized Debtors, or the Entity or Entities chosen by the Debtors or the Reorganized Debtors, and acceptable to the Ad Hoc Committee, to make or facilitate distributions pursuant to this Plan.

37. *"Disclosure Statement"* means that certain document entitled "Offer to Exchange All Outstanding 7% Senior Subordinated Notes due 2013 and Disclosure Statement for Solicitation of Acceptances of a Prepackaged Plan of Reorganization," dated December 14, 2009, as amended, supplemented, or modified from time to time in accordance with the terms thereof and the terms of the Restructuring Support Agreement, including all exhibits and schedules thereto and references therein that relate to this Plan, that is prepared and distributed in accordance with the Bankruptcy Code, the Bankruptcy Rules, and any other applicable law, and which shall be in form and substance reasonably acceptable to the Debtors, the Ad Hoc Committee and the Administrative Agent, and which shall be approved by the Bankruptcy Court pursuant to section 1125 of the Bankruptcy Code.

38. *"Disputed"* means, with respect to any Claim or Interest, any Claim or Interest that is not yet Allowed.

39. *"Distribution Record Date"* means the Effective Date or such other date as may be designated in the Confirmation Order.

40. *"DTC"* means The Depository Trust Company.

41. *"Effective Date"* means a Business Day, selected by the Debtors and the Ad Hoc Committee, that is at least eleven (11) days after the Confirmation Date, on which the conditions precedent specified in this Plan (including, but not limited to, in Article VIII.B hereof) have been satisfied or waived, and no stay of the Confirmation Order is in effect. Unless otherwise specifically provided in this Plan or any of the documents contained in the Plan Supplement, anything required to be done by the Debtors on the Effective Date may be done on the Effective Date or as soon as reasonably practicable thereafter.

42. *"Entity"* means an entity as defined in section 101(15) of the Bankruptcy Code.

43. *"Escrow Agreement"* means that certain Escrow Agreement, dated as of October 15, 2009, by and among Morris Publishing Group, certain holders of Senior Notes signatory thereto, MPG Newspapers, MCC, MPG Revolver and Computershare Trust Company, N.A., as escrow agent, as such Escrow Agreement may be amended, supplemented or modified from time to time in accordance with the terms thereof, including all exhibits and schedules thereto.

44. *"Estate"* means, as to each Debtor, the estate created for the Debtor in its Chapter 11 Case, and collectively, the Estates created for the Debtors in the Chapter 11 Cases, each pursuant to section 541 of the Bankruptcy Code.

45. *"Exculpated Parties"* means, collectively: (a) the Debtors; (b) the Reorganized Debtors; (c) the Debtor Releasees; (d) the Third Party Releasees; and (e) each of the foregoing party's current officers, affiliates, partners, directors, managers, employees, agents, current and former members (including ex officio members), advisors and professionals (including any attorneys, actuaries, accountants, managed funds, advisors, consultants, financial advisors, investment bankers and other professionals retained by such Persons), together with their respective successors and assigns, each solely in its capacity as such; (and provided that such attorneys and professional advisors shall only include those that provided services related to the Chapter 11 Cases and the transactions contemplated by this Plan); provided, however, that no Non-Released Party will be an Exculpated Party.

46. *"Exculpation"* means the exculpation provision set forth in Article VII.E hereof.

47. *"Executory Contract"* means a contract to which one or more of the Debtors is a party that is capable of assumption or rejection under section 365 of the Bankruptcy Code.

48. *"Fee Claim"* means a Claim for Accrued Professional Compensation.

49. *"File," "Filed,"* or *"Filing"* means file, filed, or filing with the Bankruptcy Court or its authorized designee in the Chapter 11 Cases.

50. *"Final Order"* means, as applicable, an order, ruling or judgment of the Bankruptcy Court (or other court of competent jurisdiction with respect to the relevant subject matter) that has been entered by the Clerk of the Bankruptcy Court on the docket in the Reorganization Cases (or by the clerk of such other court of competent jurisdiction on the docket of such court), which is in full force and effect, has not been reversed, stayed, modified, or amended, and as to which the time to appeal or seek certiorari has expired and no appeal or petition for certiorari has been timely taken, or as to which any appeal that has been taken or any petition for certiorari that has been or may be Filed has been resolved by the highest court to which the order or judgment was appealed or from which certiorari was sought.

51. *"General Unsecured Claim"* means any unsecured Claim against any of the Debtors that is not: (a) an Administrative Claim; (b) a Priority Tax Claim; (c) an Other Priority Claim; (d) a Senior Notes Claim; or (e) an Intercompany Claim, and shall not include Claims that are disallowed or released, whether by operation of law or pursuant to order of the Bankruptcy Court, written release or settlement, the provisions of this Plan or otherwise.

52. *"Governmental Unit"* means a governmental unit as defined in section 101(27) of the Bankruptcy Code.

53. *"Holder"* means any Entity holding a Claim or an Interest.

54. *"Impaired"* means any Claim or Interest in an Impaired Class.

55. *"Impaired Class"* means an impaired Class within the meaning of section 1124 of the Bankruptcy Code.

56. *"Indemnification"* means the indemnification provision set forth in 0 hereof.

57. *"Indemnification Provision"* means each of the Debtors' indemnification provisions currently in place whether in the bylaws, certificates of incorporation, other formation documents, board resolutions or employment contracts for the current and former directors, officers, managers, employees, attorneys, other professionals and agents of the Debtors and such current and former directors', officers', and managers' respective Affiliates.

58. *"Indemnified Parties"* means, collectively: (i) the Debtors and each of their affiliates, (ii) each Consenting Holder, (iii) the Ad Hoc Committee and each of its members or affiliates, (iv) the Ad Hoc Committee Advisors, (v) the Senior Notes Indenture Trustee, (vi) the Administrative Agent, the Tranche A Term Loan Lender and each of their members and affiliates, and (vii) the current and former officers, directors, managers, employees, attorneys and advisors, each in their respective capacities as such, of each of the foregoing.

59. *"Intercompany Claim"* means any Claim held or acquired by a Debtor against another Debtor but shall not include any Tranche A Term Loan Claims, Tranche B Term Loan Claims or Tranche C Term Loan Claims or any Intercompany Interests.

60. *"Intercompany Contracts"* means any Executory Contract, Unexpired Lease, or any other agreement, contract, or lease to which the parties are Debtors.

61. *"Intercompany Interest"* means an Interest in a Debtor held by another Debtor.

62. *"Intercreditor Agreement"* means that certain Intercreditor and Subordination Agreement, dated as of the Effective Date, by and among Wilmington Trust FSB, as Trustee under the Senior Notes Indenture, the Tranche B Term Loan Lenders and Tranche Manager, in its capacity as Administrative Agent under the Credit Agreement, as such Intercreditor Agreement may be amended, supplemented or modified from time to time in accordance with the terms thereof, including all exhibits and schedules thereto.

63. *"Interest"* means any share of common stock, preferred stock, unit of membership interest or other instrument evidencing an ownership interest (whether legal, equitable, contractual or in connection with any other rights) in any of the Debtors, whether or not certificated, transferable, voting or denominated "stock" or a similar security that existed immediately prior to the Petition Date.

64. *"Interim Compensation Order"* means an order of the Bankruptcy Court allowing Professionals to seek interim compensation in accordance with the procedures approved therein, or as the same may be modified by a Bankruptcy Court order approving the retention of a specific Professional or otherwise.

65. *"Judicial Code"* means title 28 of the United States Code, 28 U.S.C. §§ 1-4001.

66. *"Lien"* means a lien as defined in section 101(37) of the Bankruptcy Code.

67. *"Management and Services Agreement"* means that certain Management and Services Agreement dated as of August 7, 2003 by and among MCC, MSTAR Solutions, LLC and Morris Publishing Group, as amended by (i) the First Amendment to Management Services Agreement dated as of August 7, 2003, (ii) the Second Amendment to Management Services Agreement dated as of May 16, 2008, and (iii) the Third Amendment to Management Services Agreement dated as of October 1, 2008, and as may be further amended in accordance with the Restructuring Support Agreement.

68. "*Material Adverse Effect"* means a material adverse effect on the consolidated financial condition, property, operations or business of the Reorganized Debtors, taken as a whole.

69. *"MCC"* means Morris Communications Company, LLC, a Georgia limited liability company.

70. *"Morris Publishing Finance"* means Morris Publishing Finance Co., a Georgia corporation.

71. *"Morris Publishing Group"* means Morris Publishing Group, LLC, a Georgia limited liability company.

72. *"MPG Newspapers"* means MPG Newspaper Holding, LLC, a Georgia limited liability company.

73. *"MPG Revolver"* means MPG Revolver Holdings, LLC, a Georgia limited liability company.

74. *"New Board"* means the initial board of directors of each of the Reorganized Debtors.

75. *"New Indenture"* means an indenture in substantially the form attached to the Plan Supplement (as such indenture may be amended, supplemented or modified from time to time) to be entered into by and among Morris Publishing Group and Morris Publishing Finance, as issuers, and the New Indenture Trustee, as trustee, including all agreements, documents, notes, instruments, and any other agreements delivered thereto or in connection therewith, in connection with the issuance of the New Notes, and which shall be in form and substance acceptable to the Debtors, the Ad Hoc Committee and the Administrative Agent.

76. *"New Indenture Trustee"* Wilmington Trust FSB, in its capacity as trustee under the New Indenture, and any of its successors in such capacity.

77. *"New Notes"* means the $100,000,000 aggregate principal amount of Floating Rate Secured Notes due 2014 to be exchanged for the Senior Notes upon the Effective Date.

78. *"Non-Released Parties"* means those Entities identified in the Plan Supplement as non-released parties.

79. *"Observer"* means the non-voting observer to the New Board that may be appointed by the holders of the New Notes on or after the Effective Date, as described more fully in Article IV.M below.

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80. *"Other Priority Claim"* means any Claim accorded priority in right of payment under section 507(a) of the Bankruptcy Code, other than an Administrative Claim.

81. *"Other Secured Claim"* means any Secured Claim that is not: (a) a Tranche A Term Loan Claim; (b) a Tranche B Term Loan Claim; or (c) a Tranche C Term Loan Claim.

82. *"Person"* means a "person" as defined in section 101(41) of the Bankruptcy Code.

83. *"Petition Date"* means the date on which the Debtors File their petitions for relief commencing the Chapter 11 Cases.

84. *"Plan"* means this *Debtors' Prepackaged Joint Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code,* as amended, supplemented, or modified from time to time in accordance with the provisions of the Bankruptcy Code, the terms hereof or thereof and the terms of the Restructuring Support Agreement, including the Plan Supplement, which is incorporated herein by reference, and any other exhibits, supplements, appendices and schedules hereto.

85. *"Plan Documents"* means the documents, other than this Plan, to be executed, delivered, assumed, complied with and/or performed in connection with the consummation of this Plan, including, without limitation, the documents to be included in the Plan Supplement, the Restructuring Support Agreement, the Escrow Agreement, the Intercreditor Agreement, the Tax Consolidation Agreement, the Management and Services Agreement, the New Indenture and any and all exhibits, supplements, appendices and schedules to this Plan and the Disclosure Statement, each in form and substance acceptable to the Debtors, the Ad Hoc Committee and the Administrative Agent.

86. *"Plan Objection Deadline"* means the date established by the Bankruptcy Court by which a Person must object to this Plan or be forever barred from asserting an objection to this Plan.

87. *"Plan Supplement"* means the compilation of documents and forms of documents, schedules, and exhibits to this Plan, to be Filed prior to the Confirmation Hearing, as amended, supplemented, or modified from time to time in accordance with the terms hereof and the terms of the Restructuring Support Agreement, the Bankruptcy Code, and the Bankruptcy Rules, including: (a) to the extent known, the identity of the members of the New Board and the nature and compensation for any member of the New Board who is an "insider" under section 101(31) of the Bankruptcy Code; (b) a schedule of Causes of Action to be retained by the Reorganized Debtors after the Effective Date; and (c) the form of the New Indenture.

88. *"Priority Tax Claim"* means any Claim of a Governmental Unit of the kind specified in sections 502(i) and 507(a)(8) of the Bankruptcy Code.

89. *"Pro Rata"* means the proportion that an Allowed Claim in a particular Class bears to the aggregate amount of Allowed Claims in that Class, or the proportion that Allowed Claims in a particular Class bear to the aggregate amount of Allowed Claims in a particular Class and other Classes entitled to share in the same recovery as such Allowed Claim under this Plan.

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90. *"Professional"* means an Entity: (a) retained pursuant to a Final Order in accordance with sections 327, 363, or 1103 of the Bankruptcy Code and to be compensated for services rendered prior to or on the Confirmation Date, pursuant to sections 327, 328, 329, 330, 331 and 363 of the Bankruptcy Code; or (b) awarded compensation and reimbursement by the Bankruptcy Court pursuant to section 503(b)(4) of the Bankruptcy Code.

91. *"Proof of Claim"* means a proof of Claim Filed against any of the Debtors in the Chapter 11 Cases.

92. *"Questo"* means Questo, Inc., a Georgia corporation.

93. *"Record Date"* means the close of business on December 9, 2009.

94. *"Release Opt-Out Form"* means a form or check-box included in the Ballots, due by the Voting Deadline, pursuant to which Holders of Claims who (a) vote to reject this Plan; or (b) do not vote either to accept or reject this Plan may opt-out of the Third Party Release.

95. *"Releasing Parties"* means, collectively: (a) the Debtor Releasees (b) the Third Party Releasees and (c) all Holders of Claims or Interests, except for Holders of any Claims or Interests: (x) who vote to reject this Plan; (y) who do not vote either to accept or reject this Plan but who timely submit a Release Opt-Out Form indicating their decision to not participate in the Third Party Release set forth in Article VII.D hereof; or (z) who are in a Class that is deemed to reject this Plan.

96. *"Reorganized Debtor"* means the reorganized Debtors, in each case, or any successor thereto, by merger, consolidation or otherwise, on or after the Effective Date, after giving effect to the restructuring transactions occurring on the Effective Date in accordance with this Plan.

97. *"Restructuring Support Agreement"* means that certain Restructuring Support Agreement dated as of October 30, 2009, entered into by and among each of the Debtors and the Consenting Holders on the date thereof, as may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof.

98. *"Schedules"* means, collectively, the schedules of assets and liabilities, schedules of Executory Contracts and Unexpired Leases, and statements of financial affairs Filed by the Debtors pursuant to section 521 of the Bankruptcy Code and in substantial accordance with the Official Bankruptcy Forms, as the same may have been amended, modified, or supplemented from time to time.

99. *"Secured Claim"* means a Claim: (a) secured by a Lien on property in which the Estate has an interest, which Lien is valid, perfected, and enforceable pursuant to applicable law or by reason of a Bankruptcy Court order, or that is subject to setoff pursuant to section 553 of the Bankruptcy Code, to the extent of the value of the creditor's interest in the Estate's interest in such property or to the extent of the amount subject to setoff, as applicable, as determined pursuant to section 506(a) of the Bankruptcy Code; or (b) otherwise Allowed pursuant to this Plan as a Secured Claim.

100. *"Securities Act"* means the Securities Act of 1933, 15 U.S.C. §§ 77a-77aa, as amended, or any similar federal, state or local law.

101. *"Securities Exchange Act"* means the Securities Exchange Act of 1934, 15 U.S.C. §§ 78a-78nn, as amended.

102. *"Senior Notes"* means those certain 7% Senior Notes due August 1, 2013 in the aggregate outstanding principal amount of $278,478,000, plus accrued and unpaid interest thereon, as of the Petition Date, issued by Morris Publishing Group and Morris Publishing Finance pursuant to the Senior Notes Indenture.

103. *"Senior Notes Claim"* means any Claim (other than a Senior Notes Indenture Trustee Claim) arising under or evidenced by the Senior Notes, the Senior Notes Indenture and related documents.

104. *"Senior Notes Indenture"* means that certain indenture dated as of August 7, 2003, as may be amended, modified or supplemented from time to time in accordance with the terms thereof, among Morris Publishing Group, Morris Publishing Finance and various subsidiaries of Morris Publishing Group, LLC, as guarantors, and Wilmington Trust FSB, as successor trustee, related to the Senior Notes, including all agreements, documents, notes, instruments and any other agreements delivered pursuant thereto or in connection therewith.

105. *"Senior Notes Indenture Trustee"* means Wilmington Trust FSB, solely in its capacity as indenture trustee under the Senior Notes Indenture, and any of its successors in such capacity.

106. *"Senior Notes Indenture Trustee Claim"* means a Claim of the Senior Notes Indenture Trustee for reasonable fees and expenses under the terms of the Senior Notes Indenture (including, but not limited to, the reasonable fees, costs and expenses incurred by the Senior Notes Indenture Trustee's professionals).

107. *"Shivers"* means Shivers Trading & Operating Company, a Georgia corporation.

108. *"Tax Consolidation Agreement"* means that certain Tax Consolidation Agreement dated as of August 7, 2003 by and among MCC, Morris Publishing Group and Shivers, as amended by Amendment No. 1 to Tax Consolidation Agreement dated as of January 28, 2009 among MCC, Morris Publishing Group, Shivers, Questo and MPG Newspapers, as may be further amended in accordance with the Restructuring Support Agreement.

109. *"Term Loan Lenders"* means, collectively, the Tranche A Term Loan Lenders, the Tranche B Term Loan Lenders and the Tranche C Term Loan Lenders.

110. *"Third Party Release"* means the release provision set forth in Article VII.D hereof.

111. *"Third Party Releasees"* means, collectively, (a) the Term Loan Lenders; (b) Tranche Manager; (c) each Consenting Holder; (d) the Ad Hoc Committee and each of its members or affiliates; (e) the Debtors' affiliates, including MCC; (f) the Senior Notes Indenture

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112. Trustee; and (g) each of the foregoing party's current officers, affiliates, partners, directors, managers, employees, agents, current and former members (including ex officio members), advisors and professionals (including any attorneys, actuaries, accountants, managed funds, advisors, consultants, financial advisors, investment bankers and other professionals retained by such Persons), together with their respective successors and assigns, each solely in its capacity as such; provided, however, that any Holder of a Claim who votes to reject this Plan or who submits a Release Opt-Out Form opting out of the Third Party Release shall not be a Third Party Releasee.

113. *"Tranche A Administrative Claim"* means a claim (other than Tranche A Term Loan Claim) for post-petition interest and other charges that becomes due and payable prior to the Effective Date, including, without limitation, reimbursement for the fees and expenses of professionals representing the Administrative Agent, arising under or related to the Tranche A Term Loan.

114. *"Tranche A Term Loan"* means the Tranche A term loan established pursuant to the Credit Agreement and as defined therein.

115. *"Tranche A Term Loan Claim"* means a claim (other than a Tranche A Administrative Claim) arising under or related to the Tranche A Term Loan.

116. "*Tranche A Term Loan Lender*" means a Lender with an outstanding Tranche A Term Loan.

117. *"Tranche B Term Loan"* means the Tranche B term loan established pursuant to the Credit Agreement and as defined therein.

118. *"Tranche B Term Loan Claim"* means a claim arising under or related to the Tranche B Term Loan.

119. "*Tranche B Term Loan Lender*" means a Lender with an outstanding Tranche B Term Loan.

120. *"Tranche C Term Loan*" means the Tranche C term loan established pursuant to the Credit Agreement and as defined therein.

121. *"Tranche C Term Loan Claim"* means a claim arising under or related to the Tranche C Term Loan.

122. "*Tranche C Term Loan Lender*" means a Lender with an outstanding Tranche C Term Loan.

123. *"Tranche Manager"* means Tranche Manager, LLC, a Delaware limited liability company.

124. *"Unexpired Lease"* means a lease to which one or more of the Debtors is a party that is subject to assumption or rejection under section 365 of the Bankruptcy Code.

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125. *"Unimpaired"* means, with respect to a Class of Claims or Interests, a Claim or an Interest that is unimpaired within the meaning of section 1124 of the Bankruptcy Code.

126. *"Voting Deadline"* means 11:59 p.m. (prevailing Eastern Time) on January 12, 2010.

B. Rules of Interpretation

For purposes herein: (a) in the appropriate context, each term, whether stated in the singular or the plural, shall include both the singular and the plural, and pronouns stated in the masculine, feminine, or neuter gender shall include the masculine, feminine, and the neuter gender; (b) any reference herein to a contract, lease, instrument, release, indenture, or other agreement or document being in a particular form or on particular terms and conditions means that the referenced document shall be substantially in that form or substantially on those terms and conditions; (c) any reference herein to an existing document or exhibit having been Filed or to be Filed shall mean that document or exhibit, as it may thereafter be amended, modified, or supplemented; (d) unless otherwise specified, all references herein to "Articles" are references to Articles hereof or hereto; (e) unless otherwise stated, the words "herein," "hereof," and "hereto" refer to this Plan in its entirety rather than to a particular portion of this Plan; (f) captions and headings to Articles are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretation hereof; (g) the rules of construction set forth in section 102 of the Bankruptcy Code shall apply; (h) any term used in capitalized form herein that is not otherwise defined but that is used in the Bankruptcy Code or the Bankruptcy Rules shall have the meaning assigned to that term in the Bankruptcy Code or the Bankruptcy Rules, as the case may be; (i) unless otherwise specified, all section or exhibit references in this Plan are to the respective section in, or exhibit to, this Plan; (j) any reference to an entity as a holder of a Claim or Interest includes that entity's successors and assigns; and (k) subject to the provisions of any contract, certificates or articles of incorporation, bylaws, instruments, releases, or other agreements or documents entered into or amended in connection with this Plan, the rights and obligations arising under this Plan shall be governed by, and construed and enforced in accordance with, federal law, including the Bankruptcy Code and Bankruptcy Rules and any applicable non-bankruptcy law.

C. Computation of Time

The provisions of Bankruptcy Rule 9006(a) shall apply in computing any period of time prescribed or allowed herein.

D. Governing Law

Unless a rule of law or procedure is supplied by federal law (including the Bankruptcy Code and Bankruptcy Rules) or unless otherwise specifically stated in a document over which a dispute or question has arisen, the laws of the State of Georgia, without giving effect to the principles of conflict of laws, shall govern the rights, obligations, construction, and implementation of this Plan, any agreements, documents, instruments, or contracts executed or entered into in connection with this Plan (except as otherwise set forth in those agreements, in which case the governing law of such agreement shall control), and corporate governance matters; provided, however, that corporate governance matters relating to the Debtors or the Reorganized Debtors, as applicable, not incorporated or organized in Georgia shall be governed by the laws of the state of incorporation or organization of the applicable Debtor or Reorganized Debtor, as applicable.

E. Reference to Monetary Figures

All references in this Plan to monetary figures shall refer to currency of the United States of America, unless otherwise expressly provided.

F. Reference to the Debtors or the Reorganized Debtors

Except as otherwise specifically provided in this Plan to the contrary, references in this Plan to the Debtors or to the Reorganized Debtors shall mean the Debtors and the Reorganized Debtors, as applicable, to the extent the context requires.

G. Plan Exhibits, Plan Documents and Plan Supplement

All Plan exhibits, Plan Documents and the Plan Supplement are incorporated into and are a part of this Plan as if set forth in full herein, and, to the extent not annexed hereto, such exhibits, Plan Documents and Plan Supplement shall be timely Filed in accordance with this Plan. Holders of Claims and Interests may obtain a copy of the Filed Plan exhibits, Plan Documents and Plan Supplement upon written request to the Debtors. Upon their Filing, the Plan exhibits, Plan Documents and Plan Supplement may be inspected in the office of the clerk of the Bankruptcy Court or its designee during normal business hours. The documents contained in the Plan exhibits, Plan Documents and Plan Supplement shall be approved by the Bankruptcy Court pursuant to the Confirmation Order.

Article II.

ADMINISTRATIVE CLAIMS AND PRIORITY TAX CLAIMS

A. Administrative Claims

Subject to the provisions of sections 328, 330(a), and 331 of the Bankruptcy Code, in full and final satisfaction, settlement, release, and discharge of and in exchange for each Allowed Administrative Claim, each Holder of such Allowed Administrative Claim shall be paid in full in Cash the unpaid portion of such Allowed Administrative Claim, including, without limitation, (a) in the case of the Ad Hoc Committee Advisors and pursuant to the Restructuring Support Agreement, payment (without the requirement of Filing a fee application with the Bankruptcy Court) no later than the Effective Date, of the Ad Hoc Committee Advisors Claims (to the extent that the reasonable fees and expenses of the Ad Hoc Committee Advisors exceed their respective pre-Petition Date retainers as of the Confirmation Date), (b) in the case of the Senior Notes Indenture Trustee, payment (without the requirement of Filing a fee application with the Bankruptcy Court) no later than the Effective Date, of the Senior Notes Indenture Trustee Claims, and (c) in the case of the Administrative Agent, payment (without the requirement of filing a fee application with the Bankruptcy Court) of the Tranche A Administrative Claims no later than the Effective Date.

The Reorganized Debtors shall make payments to Holders of Allowed Administrative Claims on behalf of such Claims (except to the extent that a holder of an Allowed Administrative Claim agrees to a different treatment) on, or as soon thereafter as is reasonably practicable, the later of the Effective Date and the first Business Day after the date that is thirty (30) calendar days after the date an Administrative Claim becomes an Allowed Claim; provided, however, that Allowed Administrative Claims representing liabilities incurred in the ordinary course of business by the Debtors, as debtors in possession, shall be paid by the Debtors or the Reorganized Debtors, as applicable, in the ordinary course of business, consistent with past practice and in accordance with the terms and subject to the conditions of any orders or agreements governing, instruments evidencing, or other documents relating to, such liabilities.

Professionals or other Entities asserting a Fee Claim for services rendered before the Effective Date must File and serve on the Debtors and such other Entities that are designated by the Bankruptcy Rules, the Confirmation Order, or such other order of the Bankruptcy Court an application for final allowance of such Fee Claim no later than forty-five (45) days after the Effective Date. Objections to any Fee Claim must be Filed and served on the Reorganized Debtors and the requesting party by the later of (x) forty-five (45) days after the Effective Date and (y) twenty (20) days after the Filing of the applicable request for payment of the Fee Claim. To the extent necessary, this Plan and the Confirmation Order shall amend and supersede any previously entered order regarding the payment of Fee Claims.

Upon the Effective Date, any requirement that Professionals comply with sections 327 through 331 and 1103 of the Bankruptcy Code in seeking retention or compensation for services rendered after such date shall terminate, and the Reorganized Debtors may employ and pay any Professional for services rendered or expenses incurred after the Effective Date in the ordinary course of business without any further notice to any party or action, order, or approval of the Bankruptcy Court.

B. Priority Tax Claims

In full and final satisfaction, settlement, release, and discharge of and in exchange for each Allowed Priority Tax Claim, each Holder of such Allowed Priority Tax Claim shall be paid in full in Cash the unpaid portion of such Allowed Priority Tax Claim in accordance with applicable non-bankruptcy law or otherwise in the ordinary course of business.


Article III.

CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS


In accordance with section 1123(a)(l) of the Bankruptcy Code, Administrative Claims and Priority Tax Claims will be paid in full and have not been classified and thus are excluded from the Classes of Claims and Interests set forth in this Article III.

A. Summary of Classification; Class Identification

All Claims and Interests, other than Administrative Claims and Priority Tax Claims, except where noted, are classified in the Classes set forth in this Article III for all purposes, including voting, Confirmation, and distributions pursuant hereto and pursuant to sections 1122 and 1123(a)(l) of the Bankruptcy Code. A Claim or Interest is classified in a particular Class only to the extent that the Claim or Interest qualifies within the description of that Class and is classified in other Classes to the extent that any portion of the Claim or Interest qualifies within the description of such other Classes. A Claim or Interest is also classified in a particular Class for the purpose of receiving distributions pursuant to this Plan only to the extent that such Claim or

Interest is an Allowed Claim or Allowed Interest in that Class and has not been paid, released, or otherwise satisfied prior to the Effective Date.

1. Substantive Consolidation of the Debtors

Given a number of relevant factors, the Debtors believe it would be inefficient to propose, vote on and make distributions in respect of entity-specific claims. Accordingly, pursuant to Article IV.B hereof, this Plan provides for, solely for administrative convenience, substantive consolidation for the limited purposes of confirming and consummating this Plan, including, but not limited to, voting, confirmation and distribution.

The Debtors believe that the limited substantive consolidation is legally justified, is in the best interest of the Debtors' Estates and will promote a more expeditious and streamlined distribution and recovery process for all creditors.

As a result of the substantive consolidation of the Estates, each Class of Claims and Interests will be treated, for purposes of voting, confirmation and distribution, as against a single consolidated Estate without regard to the separate identification of Debtors.

2. Class Identification. The classification of Claims and Interests against the Debtors pursuant to this Plan is as follows:

Class	Claim	Status	Voting Rights
1	Other Priority Claims	Unimpaired	Deemed to Accept
2	Tranche A Term Loan Claims	Unimpaired	Deemed to Accept
3	Tranche B Term Loan Claims	Unimpaired	Deemed to Accept
4	Tranche C Term Loan Claims	Unimpaired	Deemed to Accept
5	Other Secured Claims	Unimpaired	Deemed to Accept
6	Senior Notes Claims	Impaired	Entitled to Vote
7	General Unsecured Claims	Unimpaired	Deemed to Accept
8	Intercompany Claims	Unimpaired	Deemed to Accept
9	Interests in the Debtors	Unimpaired	Deemed to Accept

B. *Treatment of Claims and Interests*

To the extent a Class contains Allowed Claims or Allowed Interests with respect to a particular Debtor, the treatment provided to each Class for distribution purposes is specified below:

1. Class 1 - Other Priority Claims

(a) *Classification:* Class 1 consists of all Other Priority Claims.

(b) *Treatment:* Except to the extent that a Holder of an Allowed Other Priority Claim agrees to a less favorable treatment for such Holder, in

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(c) full and final satisfaction, settlement, release, and discharge of and in exchange for each Allowed Other Priority Claim, each Holder of such Allowed Other Priority Claim shall be paid in full in Cash on the later of the Effective Date and the date on which such Other Priority Claim becomes an Allowed Other Priority Claim, or as soon as reasonably practicable thereafter.

(d) *Voting:* Class 1 is Unimpaired, and Holders of Class 1 Other Priority Claims are conclusively presumed to have accepted this Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, Holders of Class 1 Other Priority Claims are not entitled to vote to accept or reject this Plan.

2. Class 2 – Tranche A Term Loan Claims

(a) *Classification:* Class 2 consists of all Tranche A Term Loan Claims.

(b) *Treatment:* Tranche A Term Loan Claims shall be reinstated and rendered Unimpaired in accordance with section 1124 of the Bankruptcy Code.

(c) *Voting:* Class 2 is Unimpaired, and Holders of Class 2 Tranche A Term Loan Claims are conclusively presumed to have accepted this Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, Holders of Class 2 Tranche A Term Loan Claims are not entitled to vote to accept or reject this Plan.

3. Class 3 – Tranche B Term Loan Claims

(a) *Classification:* Class 3 consists of all Tranche B Term Loan Claims.

(b) *Treatment:* Tranche B Term Loan Claims shall be reinstated and rendered Unimpaired in accordance with section 1124 of the Bankruptcy Code.

(c) *Voting:* Class 3 is Unimpaired, and Holders of Class 3 Tranche B Term Loan Claims are conclusively presumed to have accepted this Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, Holders of Class 3 Tranche B Term Loan Claims are not entitled to vote to accept or reject this Plan.

4. Class 4 – Tranche C Term Loan Claims

(a) *Classification:* Class 4 consists of all Tranche C Term Loan Claims.

(b) *Allowance:* The Tranche C Term Loan Claims shall be Allowed and deemed to be Allowed Claims in the cumulative amount of

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(c) $110,000,000.00² plus interest and fees due and owing under the Credit Agreement, which Allowed Claims shall not be subject to any avoidance, reductions, setoff, recharacterization, subordination (whether equitable, contractual or otherwise), offset, counterclaims, cross-claims, defenses, disallowance, impairment, objection or any other challenges under applicable law by any Entity.

(d) *Treatment:* In full and final satisfaction, settlement, release, and discharge of and in exchange for each Tranche C Term Loan Claim, each Holder of such Tranche C Term Loan Claim shall receive on the Effective Date, pursuant to the terms of the Escrow Agreement, which is expressly incorporated herein and made a part of this Plan, as applicable, (a) cancellation of Intercompany Debt (as such term is defined in the Escrow Agreement), (b) a promissory note from MPG Newspapers or (c) an increase in the equity of MPG Newspapers in Morris Publishing Group through the capital contribution contemplated by the Escrow Agreement.

(e) *Voting:* Class 4 is Unimpaired, and Holders of Class 4 Tranche C Term Loan Claims are conclusively presumed to have accepted this Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, Holders of Class 4 Tranche C Term Loan Claims are not entitled to vote to accept or reject this Plan.

5. Class 5 - Other Secured Claims

(a) *Classification:* Class 5 consists of all Other Secured Claims.

(b) *Treatment:* Except to the extent that a Holder of an Allowed Other Secured Claim and the Debtors agree to less favorable treatment for such Holder, in full and final satisfaction, settlement, release, and discharge of and in exchange for each Allowed Other Secured Claim, each Allowed Other Secured Claim shall be reinstated and rendered Unimpaired in accordance with section 1124 of the Bankruptcy Code.

(c) *Voting:* Class 5 is Unimpaired, and Holders of Class 5 Other Secured Claims are conclusively presumed to have accepted this Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, Holders of Class 5 Other Secured Claims are not entitled to vote to accept or reject this Plan.

6. Class 6 – Senior Notes Claims

(a) *Classification:* Class 6 consists of all Senior Notes Claims.

(b) *Allowance:* Senior Notes Claims shall be deemed to be Allowed Claims in the aggregate amount of

---

2   The total amount of Allowed Tranche C Term Loan Claims shall be revised as of the Petition Date.

(c) (i) $278,478,000.00 plus (ii) all accrued and unpaid interest at the non-default contract rate and fees due and owing under the Senior Notes and Senior Notes Indenture as of the Effective Date, plus (iii) all other Obligations (as defined in the Senior Notes Indenture), which Allowed Claims shall not be subject to any avoidance, reductions, setoff, recharacterization, subordination (whether equitable, contractual or otherwise), offset, counterclaims, cross-claims, defenses, disallowance, impairment, objection or any other challenges under applicable law by any Entity.

(d) *Treatment:* In full and final satisfaction, settlement, release, and discharge of, and in exchange for, each Senior Notes Claim, each Holder of such Senior Notes Claim shall receive on or as soon as reasonably practicable after the Effective Date its Pro Rata share of 100% of the New Notes. The payment of the Ad Hoc Committee Advisors Claims in accordance with Article II.A above, shall be in addition to, and shall not reduce amounts distributable under, this Article III. B. 6.

(e) *Voting:* Class 6 is Impaired. Therefore, Holders of Class 6 Note Claims as of the Record Date are entitled to vote to accept or reject this Plan.

7. Class 7 - General Unsecured Claims

(a) *Classification:* Class 7 consists of all General Unsecured Claims.

(b) *Treatment:* Except to the extent that a Holder of an Allowed General Unsecured Claim agrees to a less favorable treatment, in full and final satisfaction, settlement, release, and discharge of and in exchange for each Allowed General Unsecured Claim, each Holder of such Allowed General Unsecured Claim shall be paid, no earlier than the Effective Date, or earlier pursuant to Bankruptcy Court Order, in full in Cash, or otherwise receive such treatment as to render such Holder Unimpaired. An Allowed General Unsecured Claim that is not due and payable on or before the Effective Date shall be paid thereafter without regard to any acceleration caused by the Filing of the Chapter 11 Cases (i) in the ordinary course of business in accordance with applicable law or the terms of any agreement that governs such Allowed General Unsecured Claim or (ii) in accordance with the course of practice or dealing between the Debtors and such Holder with respect to such Allowed General Unsecured Claim.

(c) *Voting:* Class 7 is Unimpaired, and Holders of Class 7 General Unsecured Claims are conclusively presumed to have accepted this Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, Holders of Class 7 General Unsecured Claims are not entitled to vote to accept or reject this Plan.

(d) Class 8 - Intercompany Claims

(e) *Classification:* Class 8 consists of all Intercompany Claims.

(f) *Treatment:* Intercompany Claims shall be (a) reinstated and rendered Unimpaired in accordance with section 1124 of the Bankruptcy Code at an aggregate cap of $500,000 and/or (b) satisfied in accordance with the terms of the Restructuring Support Agreement and Escrow Agreement, both of which are expressly incorporated herein and made a part of this Plan, as applicable.

(g) *Voting:* Class 8 is Unimpaired, and Holders of Class 8 Intercompany Claims are conclusively presumed to have accepted this Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, Holders of Class 8 Intercompany Claims are not entitled to vote to accept or reject this Plan.

8. Class 9 – Interests in the Debtors

(a) *Classification:* Class 9 consists of all Interests in the Debtors.

(b) *Treatment:* Although Interests in the Debtors shall not receive any distribution, Interests in the Debtors shall not be cancelled and, solely to implement this Plan, shall be addressed as set forth in Article IV.I hereof.

(c) *Voting:* Class 9 is Unimpaired, and Holders of Class 9 Interests in the Debtors are conclusively presumed to have accepted this Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, Holders of Class 9 Interests in the Debtors are not entitled to vote to accept or reject this Plan.

C. Special Provision Governing Unimpaired Claims

Except as otherwise provided in this Plan, nothing under this Plan shall affect the Debtors' rights and defenses, both legal and equitable, in respect of any Unimpaired Claims, including, but not limited to, all rights in respect of legal and equitable defenses to or setoffs or recoupments against any such Unimpaired Claims.

D. Acceptance or Rejection of the Plan

1. Acceptance by an Impaired Class.

In accordance with section 1126(c) of the Bankruptcy Code and except as provided in section 1126(e) of the Bankruptcy Code, an Impaired Class of Claims shall have accepted this Plan if this Plan is accepted by the Holders of at least two-thirds (⅔) in dollar amount and more than one-half (½) in number of the Allowed Claims of such Class that have timely and properly voted to accept or reject this Plan.

Presumed Acceptance of the Plan

Classes 1, 2, 3, 4, 5, 7, 8 and 9 are Unimpaired under this Plan and are, therefore, conclusively presumed to have accepted this Plan pursuant to section 1126(f) of the Bankruptcy Code.

2. Voting Class

Class 6 is Impaired under this Plan, and Holders of Class 6 Claims as of the Record Date are entitled to vote to accept or reject this Plan.

3. Deemed Rejection of the Plan

No Classes are deemed to have rejected this Plan pursuant to section 1126(g) of the Bankruptcy Code.

E. *Confirmation Pursuant to Sections 1129(a)(10) and 1129(b) of the Bankruptcy Code*

Section 1129(a)(10) of the Bankruptcy Code shall be satisfied for purposes of Confirmation by acceptance of this Plan by an Impaired Class of Claims (*e.g.,* Class 6). The Debtors shall seek confirmation of this Plan pursuant to section 1129(b) of the Bankruptcy Code, to the extent applicable, with respect to any rejecting Class of Claims or Interests. The Debtors reserve the right to modify this Plan in accordance with Article IX hereof, the terms of the Restructuring Support Agreement to the extent, if any, that Confirmation pursuant to section 1129(b) of the Bankruptcy Code requires modification.

F. *Controversy Concerning Impairment*

If a controversy arises as to whether any Claims or Interests, or any Class of Claims or Interests, are Impaired, the Bankruptcy Court shall, after notice and a hearing, determine such controversy on or before the Confirmation Date.

Article IV.

MEANS FOR IMPLEMENTATION OF THE PLAN

A. *Sources of Consideration for Plan Distributions*

All consideration necessary for the Reorganized Debtors to make payments or distributions pursuant hereto shall be obtained from (i) the Tranche A Term Loan, (ii) the Tranche B Term Loan; (iii) consideration made available pursuant to the terms of the Escrow Agreement, (iv) the issuance of the New Notes, or (v) other Cash from the Debtors, including Cash from operations.

B. *Substantive Consolidation*

The Plan shall serve as a motion seeking approval of the substantive consolidation provided herein. Unless an objection to substantive consolidation is made in writing by any Creditor on or before the Plan Objection Deadline, the Confirmation Order may provide for substantive consolidation as set forth herein. In the event any such objections are timely filed, a hearing with respect thereto shall be scheduled by the Bankruptcy Court, which hearing may, but need not, coincide with the Confirmation Hearing.

Substantive consolidation shall not affect the legal and organizational structure of the Reorganized Debtors or their separate corporate or membership existences or any prepetition or postpetition guarantees, Liens, or security interests that are required to be maintained under the Bankruptcy Code, under the Plan or in connection with contracts or leases that were assumed or entered into during the Chapter 11 Cases. Any alleged defaults under any applicable agreement with the Debtors, the Reorganized Debtors, or the Affiliates arising from substantive consolidation under the Plan shall be deemed cured as of the Effective Date.

In the event that the Bankruptcy Court does not order substantive consolidation of the Debtors, then except as specifically set forth herein, (1) nothing in this Plan or the Disclosure Statement shall constitute or be deemed to constitute an admission that any one of the Debtors is subject to or liable for any Claim against any other Debtor; (2) Claims against multiple Debtors shall be treated as separate Claims with respect to each Debtor's Estate for all purposes (including distributions and voting), and such Claims shall be administered as provided in the Plan; (3) the Debtors shall not, nor shall they be required to, resolicit votes with respect to the Plan, nor will the failure of the Bankruptcy Court to approve substantive consolidation of the Debtors alter the distributions set forth in the Plan; and (4) the Debtors may file subplans of reorganization, and the confirmation requirements of section 1129 of the Bankruptcy Code must be satisfied separately with respect to each subplan; provided that a Holder's (a) vote to accept or reject the Plan; (b) presumed acceptance of the Plan pursuant to section 1126(f) of the Bankruptcy Code; or (c) deemed rejection of the Plan pursuant to section 1126(g) may be deemed a vote to accept or reject an applicable subplan (as the case may be) to the extent that such subplan does not provide such Holder with less favorable treatment than such Holder would have received if the Bankruptcy Court had ordered substantive consolidation as set forth herein. The Debtors' inability to confirm any subplan or the Debtors' election to withdraw any subplan shall not impair the confirmation of any other subplan or the consummation of any such subplan.

C. Tranche A Term Loan

Confirmation shall be deemed approval of the Tranche A Term Loan (including the transactions contemplated thereby, such as any supplementation, refinancing or additional syndication of the Tranche A Term Loan, and all actions to be taken, undertakings to be made, and obligations to be incurred by the Reorganized Debtors in connection therewith, including the payment of all fees, indemnities, and expenses provided for therein) and authorization for the Reorganized Debtors to enter into and execute such other documents as may be required to effectuate the treatment afforded to the Tranche A Term Loan Lenders pursuant to the Credit Agreement. The Reorganized Debtors may use the Tranche A Term Loan for any purpose permitted thereunder, including the funding of obligations under this Plan.

The Debtors and the Reorganized Debtors, as applicable, and any other Entities granting any Liens and security interests to secure the obligations under the Credit Agreement, are authorized to make all filings and recordings, and to obtain all governmental approvals and consents necessary or desirable to establish and further evidence of perfection of such liens and security interests under the provisions of any applicable federal, state, provincial or other law (whether domestic or foreign) (it being understood that perfection shall occur automatically by virtue of the entry of the Confirmation Order and any such filings, recordings, approvals and

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consents shall not be required), if perfection had not earlier been achieved and will thereafter cooperate to make all other filings and recordings that otherwise would be necessary under applicable law to give notice of such liens and security interests to third parties.

D. Tranche B Term Loan

Confirmation shall be deemed approval of the Tranche B Term Loan (including the transactions contemplated thereby, such as any supplementation, refinancing, or additional syndication of the Tranche B Term Loan, and all actions to be taken, undertakings to be made, and obligations to be incurred by the Reorganized Debtors in connection therewith, including the payment of all fees, indemnities, and expenses provided for therein) and authorization for the Reorganized Debtors to enter into and execute such other documents as may be required to effectuate the treatment afforded to such lenders pursuant to the Credit Agreement. The Reorganized Debtors may use the Tranche B Term Loan for any purpose permitted thereunder, including the funding of obligations under this Plan.

The Debtors and the Reorganized Debtors, as applicable, and any other Entities granting any Liens and security interests to secure the obligations under the Tranche B Term Loan, are authorized to make all filings and recordings, and to obtain all governmental approvals and consents necessary or desirable to establish and further evidence perfection of such liens and security interests on a second priority basis in accordance with the terms of the Intercreditor Agreement and the Credit Agreement under the provisions of any applicable federal, state, provincial or other law (whether domestic or foreign) (it being understood that such perfection shall occur automatically by virtue of the entry of the Confirmation Order and any such filings, recordings, approvals and consents shall not be required), and will thereafter cooperate to make all other filings and recordings that otherwise would be necessary under applicable law to give notice of such liens and security interests to third parties.

E. Tranche C Term Loan

Upon the Effective Date, all of the Tranche C Term Loans shall automatically and without further action cease to be owing under the Credit Agreement as a result of the transactions contemplated by the Escrow Agreement, and neither Morris Publishing Group nor any of the other Loan Parties (as such term is defined in the Credit Agreement) shall continue to have any obligations with respect to any payments in respect thereof, whether constituting principal, interest or other obligations. Each Tranche C Term Loan Lender shall take such actions as the Administrative Agent may reasonably request to confirm the termination of the obligations under the Credit Agreement.

F. Issuance of New Notes

The issuance of the New Notes by the Debtors or Reorganized Debtors is authorized without the need for any further corporate action or without any further action by a Holder of Claims or Interests. On the Effective Date, the New Notes shall be issued to the Holders of Senior Notes Claims pursuant to the New Indenture and the terms hereof.

The New Notes initially will not be registered under the Securities Act of 1933, as amended, and shall not be listed for public trading on any securities exchange.

All of the New Notes issued pursuant to this Plan shall be duly authorized, validly issued and fully paid and non-assessable. Distribution of such New Notes shall be made by means of book-entry exchange through the facilities of the DTC in accordance with the terms of the New Indenture and the customary practices of the DTC, as and to the extent practicable, as provided in 0 hereof.

Each distribution and issuance referred to in 0 hereof shall be governed by the terms and conditions set forth herein applicable to such distribution or issuance and by the terms and conditions of the instruments evidencing or relating to such distribution or issuance, which terms and conditions shall bind each Entity receiving such distribution or issuance.

The New Notes may be subject to certain transfer and other restrictions pursuant to the New Indenture, the form of which will be Filed pursuant to the Plan Supplement.

G. Section 1145 Exemption

Pursuant to section 1145 of the Bankruptcy Code, the offering, issuance, and distribution of any securities contemplated by this Plan and all agreements incorporated herein, including the New Notes, shall be exempt from, among other things, the registration requirements of section 5 of the Securities Act and any other applicable law requiring registration prior to the offering, issuance, distribution, or sale of securities. In addition, under section 1145 of the Bankruptcy Code, any securities contemplated by this Plan and any and all agreements incorporated therein, including the New Notes, will be freely tradable by the recipients thereof, subject to (1) the provisions of section 1145(b)(1) of the Bankruptcy Code relating to the definition of an underwriter in section 2(a)(11) of the Securities Act; (2) compliance with any rules and regulations of the Securities and Exchange Commission, if any, applicable at the time of any future transfer of such securities or instruments; (3) the restrictions, if any, on the transferability of such securities and instruments, including those set forth in Article IV. H hereof; and (4) applicable regulatory approval.

H. Public Reporting Regarding the New Notes

The New Notes shall be subject to SEC public reporting requirements, in accordance with the terms of the New Indenture.

I. Corporate Existence

Except as otherwise provided herein and notwithstanding Article IV.B hereof, each Reorganized Debtor shall continue to exist after the Effective Date as a separate corporate entity, limited liability company, limited partnership, partnership, or other form, as the case may be, with all the powers of a corporation, limited liability company, limited partnership, partnership, or other form, as the case may be, pursuant to the applicable law in the jurisdiction in which each applicable Debtor is incorporated or formed and pursuant to the respective certificate of incorporation and bylaws (or other formation documents) in effect prior to the Effective Date, except to the extent such certificate of incorporation and bylaws (or other formation documents) are amended by this Plan and to the extent such documents are amended, such documents are deemed to be amended pursuant to this Plan and require no further action or approval. Consequently, Interests in the Debtors shall be retained, and the legal, equitable, and contractual rights to which Holders of Interests are entitled shall remain unaltered to the extent necessary for Consummation.

J. Vesting of Assets in the Reorganized Debtors

Except as otherwise provided herein or any agreement, instrument, or other document incorporated therein, on and after the Effective Date, all property in each Estate, all Causes of Action (except those released pursuant to the Debtor Release), and any property acquired by any of the Debtors pursuant to this Plan shall vest in each respective Reorganized Debtor, free and clear of all Liens, Claims, charges, or other encumbrances (except for Liens granted to secure the Tranche A Term Loan and the Tranche B Term Loan and Claims under the Credit Agreement and the related loan documents described in the Credit Agreement, in each case, except to the extent that such Liens or Claims, as applicable, by their terms do not survive termination of the Tranche C Term Loans and the issuance of the New Notes). On and after the Effective Date, except as otherwise provided in this Plan, each Reorganized Debtor may operate its business and may use, acquire, or dispose of property and compromise or settle any Claims, Interests, or Causes of Action without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules. Notwithstanding anything to the contrary in this Plan, Claims against a particular Debtor or Reorganized Debtor shall remain the obligations solely of such Debtor or Reorganized Debtor following the Effective Date and shall not become obligations of any other Debtor or Reorganized Debtor by virtue of this Plan, the Chapter 11 Cases, or otherwise.

K. Cancellation of Securities and Agreements

On the Effective Date, except as otherwise specifically provided for in this Plan: (1) the obligations of the Debtors under the Senior Notes Indenture, and any other Certificate, share, note, bond, indenture, purchase right, option, warrant, or other instrument or document directly or indirectly evidencing or creating any indebtedness or obligation of or ownership interest in the Debtors giving rise to any Claim or Interest (except such Certificates, notes, or other instruments or documents evidencing indebtedness or obligations of the Debtors that are specifically unimpaired and reinstated pursuant to this Plan), shall be cancelled as to the Debtors, and the Reorganized Debtors shall not have any continuing obligations thereunder; and (2) the obligations of the Debtors pursuant, relating, or pertaining to any agreements, indentures, certificates of designation, bylaws, or certificate or articles of incorporation or similar documents governing the shares, Certificates, notes, bonds, indentures, purchase rights, options, warrants, or other instruments or documents evidencing or creating any indebtedness or obligation of the Debtors (except such agreements, Certificates, notes, or other instruments evidencing indebtedness or obligations of the Debtors that are specifically reinstated pursuant to this Plan) shall be released and discharged; provided, however, that (i) notwithstanding Confirmation or the occurrence of the Effective Date, any such indenture or agreement that governs the rights of the Holder of a Claim or Interest shall continue in effect solely for purposes of allowing Holders to receive distributions under this Plan as provided herein; (ii) the Debtors' indemnification obligations with respect to the Senior Notes Indenture Trustee under the Senior Notes Indenture shall survive notwithstanding the cancellation of the Senior Notes Indenture; and (iii) the Senior Notes Indenture Trustee shall maintain any charging lien such Senior Notes Indenture Trustee may have for any fees, costs and expenses under the Senior Notes Indenture or other agreements until all such fees, costs, and expenses are paid pursuant to this Plan or otherwise.

Except as provided pursuant to this Plan, the Senior Notes Indenture Trustee and its agents, successors and assigns shall be discharged of all of their obligations associated with the Senior Notes.

L. Restructuring Transactions

On the Effective Date or as soon as reasonably practicable thereafter, the Reorganized Debtors may take all actions as may be necessary or appropriate to effect any transaction described in, approved by, contemplated by, or necessary to effectuate this Plan, including: (1) the execution and delivery of appropriate agreements or other documents of merger, consolidation, certificates of incorporation, operating agreements, bylaws, or other documents containing terms that are consistent with or reasonably necessary to implement the terms of this Plan and that satisfy the requirements of applicable law; (2) the execution and delivery of appropriate instruments of transfer, assignment, assumption, or delegation of any property, right, liability, duty, or obligation on terms consistent with the terms of this Plan; and (3) all other actions that the Reorganized Debtors determine are necessary or appropriate.

M. Corporate Action; Amended Articles of Incorporation and Amended Bylaws; New Board

Upon the Effective Date, all actions contemplated by this Plan shall be deemed authorized and approved in all respects, including: (1) adoption or assumption, as applicable, of Executory Contracts and Unexpired Leases; (2) selection of the directors and officers for the Reorganized Debtors; (3) the performance under the Credit Agreement; (4) the distribution of the New Notes as provided herein; and (5) all other actions contemplated by this Plan (whether to occur before, on, or after the Effective Date). All matters provided for in this Plan involving the corporate structure of the Debtors or the Reorganized Debtors, and any corporate action required by the Debtors or the Reorganized Debtors in connection with this Plan shall be deemed to have occurred and shall be in effect, without any requirement of further action by the security holders, directors or officers of the Debtors or the Reorganized Debtors.

On or (as applicable) prior to the Effective Date, the appropriate officers of the Debtors or the Reorganized Debtors (including, any vice-president, president, chief executive officer, treasurer or chief financial officer thereof), as applicable, shall be authorized and directed to issue, execute and deliver the agreements, documents, securities, certificates of incorporation, operating agreements, and instruments contemplated by this Plan (or necessary or desirable to effect the transactions contemplated by this Plan) in the name of and on behalf of the Reorganized Debtors. The authorizations and approvals contemplated by this Article IV.M shall be effective notwithstanding any requirements under nonbankruptcy law.

On the Effective Date, the amended certificates of incorporation and amended bylaws, or other applicable corporate organizational documents, of each of the Reorganized Debtors shall be amended and restated and deemed authorized in all respects, substantially final forms of which will be contained in the Plan Supplement, and shall contain a provision prohibiting the issuance of non-voting equity securities to the extent such provision is required by section 1123(a)(6) of the Bankruptcy Code.

On the Effective Date, the New Board shall consist of those individuals identified in the Plan Supplement or a filing made with the Bankruptcy Court on or before the date of the Confirmation Hearing, in accordance with section 1129(a)(5) of the Bankruptcy Code. The members of the board of directors of each Debtor prior to the Effective Date, in their capacities as such, shall have no continuing obligations to the Reorganized Debtors on or after the Effective Date and each such member will be deemed to have resigned on the Effective Date. Following the occurrence of the Effective Date, the board of directors of each of the Reorganized Debtors shall serve pursuant to the terms of the organizational documents of such Reorganized Debtor and may be replaced or removed in accordance with the organizational documents of such Reorganized Debtor.

On or after the Effective Date, the holders of the New Notes shall have the right to appoint the Observer to the New Board, to the extent required by and pursuant to the terms of the Restructuring Support Agreement and the New Indenture. The Observer shall be named to each committee of the New Board and the board of directors (or comparable body of each material subsidiary of the Debtors and each committee of such board (or comparable body) of each such subsidiary to the extent required by and pursuant to the terms of the Restructuring Support Agreement and the New Indenture.

N. Effectuating Documents; Further Transactions

On and after the Effective Date, the Reorganized Debtors and the managers, officers and members of the boards of directors thereof, are authorized to and may issue, execute, deliver, file, or record such contracts, securities, instruments, releases, and other agreements or documents and take such actions as may be necessary or appropriate to effectuate, implement, and further evidence the terms and conditions of this Plan and the securities issued pursuant to this Plan in the name of and on behalf of the Reorganized Debtors, without the need for any approvals, authorization, or consents except for those expressly required pursuant to this Plan.

O. Exemption from Certain Taxes and Fees

Pursuant to section 1146(a) of the Bankruptcy Code, any transfers of property pursuant hereto shall not be subject to any document recording tax, stamp tax, conveyance fee, intangibles or similar tax, mortgage tax, real estate transfer tax, mortgage recording tax or other similar tax or governmental assessment, and the Confirmation Order shall direct and be deemed to direct the appropriate state or local governmental officials or agents to forgo the collection of any such tax or governmental assessment and to accept for filing and recordation instruments or other documents pursuant to such transfers of property without the payment of any such tax or governmental assessment. Such exemption specifically applies, without limitation, to (1) the creation of any mortgage, deed of trust, lien or other security interest; (2) the making or assignment of any lease or sublease; (3) any restructuring transaction authorized by Article IV.L hereof; or (4) the making or delivery of any deed or other instrument of transfer under, in furtherance of or in connection with this Plan, including: (a) any merger agreements; (b) agreements of consolidation, restructuring, disposition, liquidation, or dissolution; (c) deeds; (d) bills of sale; or (e) assignments executed in connection with any Restructuring Transaction occurring under this Plan.

P. Employee and Retiree Benefits

Except as otherwise provided herein, on and after the Effective Date, the Reorganized Debtors may: (1) honor, in the ordinary course of business, any contracts, agreements, policies, programs, and plans for, among other things, compensation, health care benefits, disability benefits, deferred compensation benefits, travel benefits, savings, severance benefits, retirement benefits, welfare benefits, workers' compensation insurance, and accidental death and dismemberment insurance for the directors, officers, and employees of any of the Debtors who served in such capacity at any time; and (2) honor, in the ordinary course of business, Claims of employees employed as of the Effective Date for accrued vacation time arising prior to the Petition Date; provided, however, that the Debtors' or Reorganized Debtors' performance under any employment agreement will not entitle any person to any benefit or alleged entitlement under any policy, program, or plan that has expired or been terminated before the Effective Date, or restore, reinstate, or revive any such benefit or alleged entitlement under any such policy, program, or plan. Nothing herein shall limit, diminish, or otherwise alter the Reorganized Debtors' defenses, claims, Causes of Action, or other rights with respect to any such contracts, agreements, policies, programs, and plans. Notwithstanding the foregoing, pursuant to section 1129(a)(13) of the Bankruptcy Code, on and after the Effective Date, all retiree benefits (as that term is defined in section 1114 of the Bankruptcy Code), if any, shall continue to be paid in accordance with applicable law. As of the Effective Date, any equity award, stock option, or similar plans shall be cancelled, including any such equity award, stock option, or similar plans incorporated into any existing employment agreement.

Q. D&O Liability Insurance Policies

Notwithstanding anything herein to the contrary, as of the Effective Date, the Debtors shall assume (and assign to the Reorganized Debtors if necessary to continue the D&O Liability Insurance Policies in full force) all of the D&O Liability Insurance Policies pursuant to section 365(a) of the Bankruptcy Code. Entry of the Confirmation Order shall constitute the Bankruptcy Court's approval of the Debtors' foregoing assumption of each of the D&O Liability Insurance Policies. Notwithstanding anything to the contrary contained herein, confirmation of this Plan shall not discharge, impair, or otherwise modify any obligations assumed by the foregoing assumption of the D&O Liability Insurance Policies, and each such obligation shall be deemed and treated as an Executory Contract that has been assumed by the Debtors under this Plan as to which no Proof of Claim need be Filed. On or before the Effective Date, the Reorganized Debtors may obtain reasonably sufficient tail coverage (i.e., D&O insurance coverage that extends beyond the end of the policy period) under a directors and officers' liability insurance policy for the current and former directors, officers, and managers for a term not to exceed six (6) years.

R. Preservation of Rights of Action

In accordance with section 1123(b) of the Bankruptcy Code, and except where such Causes of Action have been expressly released (including, for the avoidance of doubt, pursuant to the Debtor Release provided by Article VII.C hereof), the Reorganized Debtors shall retain and may enforce all rights to commence and pursue, as appropriate, any and all Causes of Action, whether arising before or after the Petition Date, including any actions specifically enumerated in the Plan Supplement, and the Reorganized Debtors' rights to commence, prosecute, or settle such Causes of Action shall be preserved notwithstanding the occurrence of the Effective Date. The Reorganized Debtors may pursue such Causes of Action, as appropriate, in accordance with the best interests of the Reorganized Debtors. No Entity may rely on the absence of a specific reference in this Plan, the Plan Supplement, or the Disclosure Statement to any Cause of Action against them as any indication that the Debtors or Reorganized Debtors, as applicable, will not pursue any and all available Causes of Action against them. Except with respect to Causes of Action as to which the Debtors or Reorganized Debtors have released any Person or Entity on or prior to the Effective Date (pursuant to the Debtor Release or otherwise), the Debtors or Reorganized Debtors, as applicable, expressly reserve all rights to prosecute any and all Causes of Action against any Entity, except as otherwise expressly provided in this Plan. Unless any Causes of Action against an Entity are expressly waived, relinquished, exculpated, released, compromised, or settled in this Plan or a Bankruptcy Court order, the Reorganized Debtors expressly reserve all Causes of Action, for later adjudication, and, therefore, no preclusion doctrine, including the doctrines of *res judicata*, collateral estoppel, issue preclusion, claim preclusion, estoppel (judicial, equitable or otherwise), or laches, shall apply to such Causes of Action upon, after, or as a consequence of Confirmation or Consummation.

Article V.

TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES

A. Assumption and Rejection of Executory Contracts and Unexpired Leases

Except as otherwise provided herein, or in any contract, instrument, release, indenture, or other agreement or document entered into in connection with this Plan, specifically including the Restructuring Support Agreement, as of the Effective Date, each Debtor shall be deemed to have assumed each Executory Contract and Unexpired Lease (including all D&O Liability Insurance Policies), unless such Executory Contract or Unexpired Lease: (1) was assumed previously by the Debtors; or (2) previously expired or terminated pursuant to its own terms. The Confirmation Order shall constitute an order of the Bankruptcy Court under sections 365 and 1123(b) of the Bankruptcy Code approving the assumptions described above as of the Effective Date.

Notwithstanding the foregoing paragraph, after the Effective Date, the Reorganized Debtors shall have the right to terminate, amend, or modify any intercompany contracts, leases, or other agreements without approval of the Bankruptcy Court.

B. Payments Related to Assumption of Executory Contracts and Unexpired Leases

With respect to any Executory Contracts and Unexpired Leases to be assumed by the Debtors pursuant hereto (including pursuant to Article V.A hereof) or otherwise, Cure Claims shall be satisfied, pursuant to section 365(b) of the Bankruptcy Code, by payment of the Cure Claims in Cash on the Effective Date or as soon as reasonably practicable thereafter or on such other terms as the parties to each such Executory Contract or Unexpired Lease may otherwise agree. In the event of a dispute regarding: (1) the amount of any Cure Claim; (2) the ability of the Reorganized Debtors to provide "adequate assurance of future performance" (within the meaning of section 365(b) of the Bankruptcy Code), if applicable, under the Executory Contract or the Unexpired Lease to be assumed; or (3) any other matter pertaining to assumption, the Cure Claims shall be paid following the entry of a Final Order resolving the dispute and approving the assumption of such Executory Contracts or Unexpired Leases; provided, however, that the Debtors or the Reorganized Debtors may settle any dispute regarding the amount of any Cure Claim without any further notice to, or action, order, or approval of, the Bankruptcy Court.

C. Intercompany Contracts, Contracts, and Leases Entered Into After the Petition Date

On and after the Effective Date, the Debtors, or the Reorganized Debtors, as applicable, may perform or continue to perform under Intercompany Contracts, contracts, and leases entered into after the Petition Date by any Debtor in the ordinary course of business.

D. Modifications, Amendments, Supplements, Restatements, or Other Agreements

Unless otherwise provided in this Plan, each assumed Executory Contract or Unexpired Lease shall include all modifications, amendments, supplements, restatements, or other agreements that in any manner affect such Executory Contract or Unexpired Lease, and all Executory Contracts and Unexpired Leases related thereto, if any, including all easements, licenses, permits, rights, privileges, immunities, options, rights of first refusal, and any other interests, unless any of the foregoing agreements has been previously rejected or is rejected under this Plan.

Modifications, amendments, supplements, and restatements to prepetition Executory Contracts and Unexpired Leases that have been executed by the Debtors during the Chapter 11 Cases shall not be deemed to alter the prepetition nature of the Executory Contract or Unexpired Lease, or the validity, priority, or amount of any Claims that may arise in connection therewith.

E. Indemnification Provisions

Notwithstanding anything herein to the contrary, the Reorganized Debtors, as of the Effective Date, shall assume all Indemnification Provisions. All Indemnification Provisions in place on and prior to the Effective Date for current and former officers, directors, managers, and employees of the Debtors and their subsidiaries and such current and former directors', officers', managers' and employees' respective Affiliates shall survive the Effective Date for all Claims related to or in connection with, without limitation, any actions, omissions or transactions occurring prior to the Effective Date; provided, however, that notwithstanding anything herein to the contrary, the Debtors shall not indemnify or assume any Indemnification Provision as to any of the Non-Released Parties for any matter.

F. Reservation of Rights

Neither the exclusion nor inclusion of any contract or lease in the Plan Supplement, nor anything contained in this Plan, shall constitute an admission by the Debtors that any such contract or lease is in fact an Executory Contract or Unexpired Lease or that any Reorganized Debtor has any liability thereunder. In the event of a dispute regarding whether a contract or lease is or was executory or unexpired at the time of assumption or rejection, the Debtors or the Reorganized Debtors, as applicable, shall have ninety (90) days following entry of a Final Order resolving such dispute to alter the treatment of such contract or lease as otherwise provided herein.

G. Nonoccurrence of Effective Date

In the event that the Effective Date does not occur, the Bankruptcy Court shall retain jurisdiction with respect to any consensual request to extend the deadline for assuming or rejecting Unexpired Leases pursuant to section 365(d)(4) of the Bankruptcy Code.

Article VI.

PROVISIONS GOVERNING DISTRIBUTIONS

A. Timing and Calculation of Amounts to Be Distributed

Except as otherwise provided in this Plan, on the Effective Date or as soon as reasonably practicable thereafter (or if a Claim is not an Allowed Claim on the Effective Date, on the date that such a Claim becomes an Allowed Claim, or as soon as reasonably practicable thereafter), each Holder of an Allowed Claim against the Debtors shall receive the full amount of the distributions that this Plan provides for Allowed Claims in the applicable Class and in the manner provided herein. In the event that any payment or act under this Plan is required to be made or performed on a date that is not a Business Day, then the making of such payment or the performance of such act may be completed on the next succeeding Business Day, but shall be deemed to have been completed as of the required date. If and to the extent that there are Disputed Claims, distributions on account of any such Disputed Claims shall be made pursuant to the provisions set forth in Article VI hereof. Except as otherwise provided herein, Holders of Claims shall not be entitled to interest, dividends, or accruals on the distributions provided for herein, regardless of whether such distributions are delivered on or at any time after the Effective Date.

For the avoidance of doubt, Holders of General Unsecured Claims entitled to distributions hereunder shall receive such distributions, no earlier than the Effective Date or earlier if pursuant to Bankruptcy Court Order, without regard to any acceleration caused by the Filing of the Chapter 11 Cases: (1) in the ordinary course of business in accordance with applicable law or the terms of any agreement that governs such General Unsecured Claim; or (2) in accordance with the course of practice or dealing between the Debtors and such Holder with respect to such General Unsecured Claim.

B. Disbursing Agent

Except as otherwise provided herein, all distributions under this Plan shall be made by the Reorganized Debtors as Disbursing Agent or such other Entity designated by the Reorganized Debtors as a Disbursing Agent, in consultation with the Ad Hoc Committee, on the Effective Date. A Disbursing Agent shall not be required to give any bond or surety or other security for the performance of its duties unless otherwise ordered by the Bankruptcy Court. In the event that a Disbursing Agent is so ordered, all costs and expenses of procuring any such bond or surety shall be borne by the Reorganized Debtors.

C. Rights and Powers of Disbursing Agent

1. Powers of the Disbursing Agent

The Disbursing Agent shall be empowered to: (a) effect all actions and execute all agreements, instruments, and other documents necessary to perform its duties under this Plan; (b) make all distributions contemplated hereby; (c) employ professionals to represent it with respect to its responsibilities; and (d) exercise such other powers as may be vested in the Disbursing Agent by order of the Bankruptcy Court, pursuant to this Plan, or as deemed by the Disbursing Agent to be necessary and proper to implement the provisions hereof.

Expenses Incurred On or After the Effective Date

Except as otherwise ordered by the Bankruptcy Court, the amount of any reasonable fees and expenses incurred by the Disbursing Agent on or after the Effective Date (including taxes) and any reasonable compensation and expense reimbursement claims (including reasonable attorney fees and expenses) made by the Disbursing Agent shall be paid in Cash by the Reorganized Debtors on or after the Effective Date.

D. Distributions on Account of Claims Allowed After the Effective Date

1. Payments and Distributions on Disputed Claims

Distributions made after the Effective Date to Holders of Disputed Claims that are not Allowed Claims as of the Effective Date but which later become Allowed Claims shall be deemed to have been made on the Effective Date.

2. Special Rules for Distributions to Holders of Disputed Claims

Notwithstanding any provision otherwise in this Plan and except as may be agreed to by the Debtors or the Reorganized Debtors, on the one hand, and the Holder of a Disputed Claim, on the other hand, no partial payments and no partial distributions shall be made with respect to any Disputed Claim until all Disputed Claims held by the Holder of such Disputed Claim have become Allowed Claims or have otherwise been resolved by settlement or Final Order.

E. Delivery of Distributions and Undeliverable or Unclaimed Distributions

1. Delivery of Distributions in General

Except as otherwise provided herein, the Reorganized Debtors shall make distributions to Holders of Allowed Claims on or as soon as reasonably practicable after the Effective Date at the address for each such Holder as indicated on the Books and Records unless superseded by the address set forth in a Proof of Claim or Interest or other pleading Filed by that Holder in the Bankruptcy Court, or in the case of distributions of New Notes, in book-entry form consistent with the terms of 0.L of this Plan; provided, however, that the manner of such distributions shall be determined at the discretion of the Reorganized Debtors.

2. Minimum Distributions

The Reorganized Debtors shall not be required to make partial distributions or payments of New Notes in denominations less than $1.00, and such Claims or partial Claims shall be deemed to be zero.

3. Undeliverable Distributions and Unclaimed Property

In the event that any distribution to any Holder is returned as undeliverable, no distribution to such Holder shall be made unless and until the Disbursing Agent has determined the then current address of such Holder, at which time such distribution shall be made to such Holder without interest; provided, however, such distributions shall be deemed unclaimed property under section 347(b) of the Bankruptcy Code at the expiration of six (6) months from the

Effective Date. After such date, all unclaimed property or interests in property shall revert to the Reorganized Debtors (notwithstanding any applicable federal or state escheat, abandoned, or unclaimed property laws to the contrary), and the Claim of any Holder to such property or Interest in property shall be discharged and forever barred.

F. Distribution Record Date.

The Reorganized Debtors and the Disbursing Agent (i) will have no obligation to recognize the transfer of, or the sale of any participation in, any Allowed Claim that occurs after the close of business on the Distribution Record Date, and (ii) will be entitled for all purposes herein to recognize, deal with, and distribute to, only those Holders of Allowed Claims that are Holders of such Claims, or participants therein, as of the close of business on the Distribution Record Date.

Distributions of New Notes (and any notes, certificates or other instruments evidencing the obligations of the Reorganized Debtors under the New Notes) in respect of Senior Notes Claims, administered by the Senior Notes Indenture Trustee, shall be made by means of book-entry exchange through the facilities of the DTC in accordance with the customary practices of the DTC, as and to the extent practicable. In connection with such book-entry exchange, the Senior Notes Indenture Trustee shall deliver instructions to the DTC instructing the DTC to effect distributions of New Notes on a Pro Rata basis to Holders of Senior Notes Claims, as reflected in DTC's records, and as provided under this Plan.

G. Compliance with Tax Requirements/Allocations

In connection with this Plan and all distributions hereunder, to the extent applicable, the Reorganized Debtors shall comply with all tax withholding and reporting requirements imposed on them by any governmental unit, and all distributions pursuant hereto shall be subject to such withholding and reporting requirements. Notwithstanding any provision in this Plan to the contrary, the Reorganized Debtors and the Disbursing Agent shall be authorized to take all actions necessary or appropriate to comply with such withholding and reporting requirements, including liquidating a portion of the distribution to be made under this Plan to generate sufficient funds to pay applicable withholding taxes, withholding distributions pending receipt of information necessary to facilitate such distributions, or establishing any other mechanisms they believe are reasonable and appropriate. The Reorganized Debtors reserve the right to allocate all distributions made under this Plan in compliance with all applicable wage garnishments, alimony, child support, and other spousal awards, liens and encumbrances.

Distributions in respect of Allowed Claims shall be allocated first to the principal amount of such Claims (as determined for federal income tax purposes) and then, to the extent the consideration exceeds the principal amount of the Claims, to any portion of such Claims for accrued but unpaid interest.

H. Claims Paid or Payable by Third Parties

1. Claims Paid by Third Parties

The Debtors or the Reorganized Debtors, as applicable, shall reduce in full a Claim, and such Claim shall be disallowed without a Claims objection having to be Filed and without any further notice to, or action, order, or approval of, the Bankruptcy Court, to the extent that the Holder of such Claim receives payment in full on account of such Claim from a party that is not a Debtor or Reorganized Debtor. To the extent a Holder of a Claim receives a distribution on account of such Claim and receives payment from a party that is not a Debtor or a Reorganized Debtor on account of such Claim, such Holder shall, within two (2) weeks of receipt thereof, repay or return the distribution to the applicable Reorganized Debtor, to the extent the Holder's total recovery on account of such Claim from the third party and under this Plan exceeds the amount of such Claim as of the date of any such distribution under this Plan. For the avoidance of doubt, the treatment of Tranche C Term Loan Claims, and distributions from non-Debtors on account of Tranche C Term Loan Claims, shall be governed exclusively by the Escrow Agreement, the Restructuring Support Agreement and Article III herein.

2. Claims Payable by Third Parties

No distributions under this Plan shall be made on account of an Allowed Claim that is payable pursuant to one of the Debtors' insurance policies until the Holder of such Allowed Claim has exhausted all remedies with respect to such insurance policy. To the extent that one or more of the Debtors' insurers agrees to satisfy in full a Claim (if and to the extent adjudicated by a court of competent jurisdiction), then immediately upon such insurers' agreement, such Claim may be expunged without a Claims objection having to be Filed by the Debtors and without any further notice to, or action, order, or approval of, the Bankruptcy Court.

3. Applicability of Insurance Policies

Except as otherwise provided in this Plan, distributions to Holders of Allowed Claims shall be in accordance with the provisions of any applicable insurance policy, including, but not limited to, provisions related to the timing of payments on account of allowed workers' compensation claims. Nothing contained in this Plan shall constitute or be deemed a waiver of any Cause of Action that the Debtors or any Entity may hold against any other Entity, including insurers under any policies of insurance, nor shall anything contained herein constitute or be deemed a waiver by such insurers of any defenses, including coverage defenses, held by such insurers.

Article VII.

PROCEDURES FOR RESOLVING CONTINGENT,

UNLIQUIDATED, AND DISPUTED CLAIMS

A. Prosecution of Objections to Claims

The Debtors or the Reorganized Debtors, as applicable, shall have the exclusive authority to File, settle, compromise, withdraw, or litigate to judgment any objections to Claims as permitted under this Plan. From and after the Effective Date, the Debtors and the Reorganized Debtors may settle or compromise any Disputed Claim without approval of the Bankruptcy Court. The Debtors reserve all rights to resolve any Disputed Claim outside the Bankruptcy Court under applicable governing law.

B. Procedures Regarding Disputed and Unimpaired Claims

Except as otherwise provided herein (including 0 hereof), Holders of Claims shall not be required to File a Proof of Claim. Instead, the Debtors intend to make distributions, as required by and pursuant to the terms of this Plan, in accordance with their Books and Records in the ordinary course of business; provided, however, that the Debtors and the Reorganized Debtors, as applicable, reserve all rights to object to any Claim for which a Proof of Claim is Filed prior to the Effective Date (or File or commence any other appropriate motion or adversary proceeding with respect thereto).

Unless disputed by a Holder of a Claim or otherwise provided herein, the amount set forth in the Books and Records shall constitute the amount of the Allowed Claim of such Holder. Except as set forth herein, any disputes regarding the validity or amount of the Claim will be resolved consensually or through judicial means outside the Bankruptcy Court. The Debtors or Reorganized Debtors may, in their discretion, File with the Bankruptcy Court an objection to the allowance of any Claim (or any other appropriate motion or adversary proceeding with respect thereto), and the Debtors or Reorganized Debtors reserve the right to compromise, settle, withdraw, or litigate to judgment any objections to Claims for which a Proof of Claim is Filed.

Any Debtor or Reorganized Debtor, as applicable, may, at any time, request that the Bankruptcy Court estimate any contingent or unliquidated Claim pursuant to section 502(c) of the Bankruptcy Code, regardless of whether such Debtor has previously objected to such Claim or whether the Bankruptcy Court has ruled on any objection, and the Bankruptcy Court will retain jurisdiction to estimate any Claim at any time during litigation concerning any objection to any Claim, including during the pendency of any appeal related to any such objection. In the event the Bankruptcy Court estimates any contingent or unliquidated Claim, that estimated amount will constitute either the Allowed amount of such Claim or a maximum limitation on such Claim, as determined by the Bankruptcy Court. If the estimated amount constitutes a maximum limitation on such Claim, the Debtors or the Reorganized Debtors, as applicable, may elect to pursue any supplemental proceedings to object to any ultimate payment on such Claim. Each of the aforementioned objection, estimation, and resolution procedures are cumulative and are not exclusive of one another.

Pursuant to section 502(a) of the Bankruptcy Code, all Proofs of Claim Filed on account of Claims in an Unimpaired Class in these Chapter 11 Cases shall be deemed to be Disputed Claims without further action by the Debtors. Upon the Effective Date, all Proofs of Claim Filed on account of Claims in an Unimpaired class against the Debtors, regardless of the time of filing, and including claims filed after the Effective Date, shall be deemed withdrawn. The deemed withdrawal of all such Proofs of Claim is without prejudice to each claimant's rights under this Article VI to reassert such Claims in the Bankruptcy Court (so long as the Bankruptcy Court otherwise retains jurisdiction over the proceeding) or assert such Claims in any non-bankruptcy forum as though the Debtors' cases had not been commenced. All rights, obligations and defenses with respect to Unimpaired Disputed Claims are expressly preserved and may be asserted by the Debtors, Reorganized Debtors or the Holders of such Unimpaired Disputed Claims in the Bankruptcy Court or other appropriate non-bankruptcy forum.

C. Allowance of Claims and Interests

Except as expressly provided herein, no Claim shall be deemed Allowed unless and until such Claim is deemed Allowed under the Bankruptcy Code, under this Plan, or the Bankruptcy Court enters a Final Order in the Chapter 11 Cases allowing such Claim under section 502 of the Bankruptcy Code. Except as expressly provided in any order entered in the Chapter 11 Cases prior to the Effective Date (including the Confirmation Order), the Reorganized Debtors after the Effective Date will have and retain any and all rights and defenses held by the Debtors with respect to any Claim as of the Petition Date.

D. *No Distributions Pending Allowance*

Notwithstanding any other provision hereof, if any portion of a Claim is a Disputed Claim, no payment or distribution provided under this Plan shall be made on account of such Disputed Claim unless and until such Disputed Claim becomes an Allowed Claim.

E. *Distributions After Allowance*

To the extent that a Disputed Claim ultimately becomes an Allowed Claim, distributions (if any) shall be made to the Holder of such Allowed Claim in accordance with the provisions of this Plan. As soon as reasonably practicable after the date that the order or judgment of the Bankruptcy Court allowing any Disputed Claim becomes a Final Order, the Disbursing Agent shall provide to the Holder of such Claim the distribution (if any) to which such Holder is entitled under this Plan as of the Effective Date, without any interest to be paid on account of such Claim.


Article VIII.

SETTLEMENT, RELEASE, INJUNCTION, AND RELATED PROVISIONS


A. *Discharge of Claims and Termination of Interests*

Pursuant to section 1141(d) of the Bankruptcy Code, and except as otherwise specifically provided in this Plan, the distributions, rights, and treatment that are provided in this Plan shall be in full and final satisfaction, settlement, release, and discharge, effective as of the Effective Date, of all Claims, Interests, and Causes of Action of any nature whatsoever, including any interest accrued on Claims or Interests from and after the Petition Date, whether known or unknown, against, liabilities of, Liens on, obligations of, rights against, and Interests in, the Debtors or any of their assets or properties, regardless of whether any property shall have been distributed or retained pursuant to this Plan on account of such Claims and Interests, including demands, liabilities, and Causes of Action that arose before the Effective Date, any contingent or non-contingent liability on account of representations or warranties issued on or before the Effective Date, and all debts of the kind specified in sections 502(g), 502(h), or 502(i) of the Bankruptcy Code, in each case whether or not: (1) a Proof of Claim or Interest based upon such Claim, debt, right, or Interest is Filed or deemed Filed pursuant to section 501 of the Bankruptcy Code; (2) a Claim or Interest based upon such Claim, debt, right, or Interest is Allowed pursuant to section 502 of the Bankruptcy Code; or (3) the Holder of such a Claim or Interest has accepted this Plan. Except as otherwise provided herein, any default by the Debtors or their Affiliates with respect to any Claim or Interest that existed immediately prior to or on account of the filing of the Chapter 11 Cases shall be deemed cured on the Effective Date. The Confirmation Order shall be a judicial determination of the discharge of all Claims and Interests subject to the Effective Date occurring, except as otherwise expressly provided in this Plan.

B. Compromise and Settlement of Claims, Interests, and Controversies

Pursuant to section 363 of the Bankruptcy Code and Bankruptcy Rule 9019 and in consideration for the distributions and other benefits provided pursuant to this Plan, the provisions of this Plan shall constitute a good faith compromise of all Claims, Interests, and controversies relating to the contractual, legal, and subordination rights that a Holder of a Claim may have with respect to any Allowed Claim or Interest, or any distribution to be made on account of such Allowed Claim or Interest. The entry of the Confirmation Order shall constitute the Bankruptcy Court's approval of the compromise or settlement of all such Claims, Interests, and controversies, as well as a finding by the Bankruptcy Court that such compromise or settlement is in the best interests of the Debtors, their Estates, and Holders of Claims and Interests and is fair, equitable, and reasonable. In accordance with the provisions of this Plan, pursuant to section 363 of the Bankruptcy Code and Bankruptcy Rule 9019(a), without any further notice to or action, order, or approval of the Bankruptcy Court, after the Effective Date, the Reorganized Debtors may compromise and settle Claims against them and Causes of Action against other Entities.

C. Debtor Release

NOTWITHSTANDING ANYTHING CONTAINED HEREIN TO THE CONTRARY, ON THE EFFECTIVE DATE AND EFFECTIVE AS OF THE EFFECTIVE DATE (SUCH THAT THE REORGANIZED DEBTORS WILL NOT RECEIVE ANY CLAIM OR CAUSE OF ACTION RELEASED HEREUNDER), FOR THE GOOD AND VALUABLE CONSIDERATION PROVIDED BY EACH OF THE DEBTOR RELEASEES AND THE THIRD PARTY RELEASEES, INCLUDING: (1) THE DISCHARGE OF DEBT AND ALL OTHER GOOD AND VALUABLE CONSIDERATION PAID PURSUANT HERETO; AND (2) THE SERVICES OF THE DEBTORS' PRESENT AND FORMER OFFICERS, DIRECTORS, MANAGERS, AND ADVISORS IN FACILITATING THE EXPEDITIOUS IMPLEMENTATION OF THE RESTRUCTURING CONTEMPLATED HEREBY, EACH OF THE DEBTORS (IN THEIR INDIVIDUAL CAPACITIES AND AS DEBTORS IN POSSESSION) HEREBY DISCHARGE AND RELEASE AND SHALL BE DEEMED TO HAVE FOREVER PROVIDED A FULL DISCHARGE AND RELEASE TO EACH DEBTOR RELEASEE AND TO EACH THIRD PARTY RELEASEE (AND EACH SUCH DEBTOR RELEASEE AND THIRD PARTY RELEASEE SO RELEASED SHALL BE DEEMED FULLY RELEASED AND DISCHARGED BY THE DEBTORS) AND THEIR RESPECTIVE PROPERTY FROM ANY AND ALL CAUSES OF ACTION, WHETHER KNOWN OR UNKNOWN, FORESEEN OR UNFORESEEN, LIQUIDATED OR UNLIQUIDATED, CONTINGENT OR NON-CONTINGENT, EXISTING AS OF THE EFFECTIVE DATE IN LAW, AT EQUITY, WHETHER FOR TORT, FRAUD, CONTRACT, VIOLATIONS OF FEDERAL OR STATE SECURITIES LAWS OR OTHERWISE, ARISING FROM OR RELATED IN ANY WAY TO THE DEBTORS OR THE REORGANIZED DEBTORS, INCLUDING THOSE IN ANY WAY RELATED TO THE CHAPTER 11 CASES OR THIS PLAN AND THE DISCLOSURE STATEMENT OR A DOCUMENT OR AGREEMENT RELATED THERETO, INCLUDING THOSE THAT ANY OF THE DEBTORS OR THE REORGANIZED DEBTORS WOULD HAVE BEEN LEGALLY ENTITLED TO ASSERT IN THEIR OWN RIGHT (WHETHER INDIVIDUALLY OR COLLECTIVELY) OR THAT ANY HOLDER OF A CLAIM OR AN INTEREST OR OTHER ENTITY WOULD HAVE BEEN

LEGALLY ENTITLED TO ASSERT ON BEHALF OF ANY OF THE DEBTORS OR ANY OF THEIR ESTATES; PROVIDED, FURTHER, THAT THE DEBTORS SPECIFICALLY WAIVE AND RELEASE ALL CLAIMS ARISING UNDER SECTION 547 OF THE BANKRUPTCY CODE AGAINST HOLDERS OF GENERAL UNSECURED CLAIMS; PROVIDED, HOWEVER, THAT THE FOREGOING "DEBTOR RELEASE" SHALL NOT OPERATE TO WAIVE OR RELEASE ANY CAUSES OF ACTION OF ANY DEBTOR: (1) AGAINST A DEBTOR RELEASEE OR A THIRD PARTY RELEASEE ARISING FROM ANY CONTRACTUAL OBLIGATIONS OWED TO THE DEBTORS ON OR AFTER THE EFFECTIVE DATE; OR (2) EXPRESSLY SET FORTH IN AND PRESERVED BY THIS PLAN, THE PLAN SUPPLEMENT, OR RELATED DOCUMENTS, INCLUDING, WITHOUT LIMITATION, ANY CAUSE OF ACTION ARISING UNDER OR RELATED TO THE TRANCHE A TERM LOAN, CREDIT AGREEMENT OR ESCROW AGREEMENT. NOTWITHSTANDING ANYTHING CONTAINED HEREIN TO THE CONTRARY, THIS PLAN DOES NOT RELEASE ANY CAUSES OF ACTION THAT THE DEBTORS OR THE REORGANIZED DEBTORS HAVE OR MAY HAVE NOW OR IN THE FUTURE AGAINST THE NON-RELEASED PARTIES.

ENTRY OF THE CONFIRMATION ORDER SHALL CONSTITUTE THE BANKRUPTCY COURT'S APPROVAL, PURSUANT TO BANKRUPTCY RULE 9019, OF THE DEBTOR RELEASE, WHICH INCLUDES BY REFERENCE EACH OF THE RELATED PROVISIONS AND DEFINITIONS CONTAINED HEREIN, AND FURTHER, SHALL CONSTITUTE THE BANKRUPTCY COURT'S FINDING THAT THE DEBTOR RELEASE IS: (1) IN EXCHANGE FOR THE GOOD AND VALUABLE CONSIDERATION PROVIDED BY THE DEBTOR RELEASEES AND THE THIRD PARTY RELEASEES; (2) A GOOD FAITH SETTLEMENT AND COMPROMISE OF THE CLAIMS RELEASED BY THE DEBTOR RELEASE; (3) IN THE BEST INTERESTS OF THE DEBTORS AND ALL HOLDERS OF CLAIMS; (4) FAIR, EQUITABLE AND REASONABLE; (5) GIVEN AND MADE AFTER DUE NOTICE AND OPPORTUNITY FOR HEARING; AND (6) A BAR TO ANY OF THE DEBTORS OR THE REORGANIZED DEBTORS ASSERTING ANY CLAIM OR CAUSE OF ACTION RELEASED PURSUANT TO THE DEBTOR RELEASE.

D. Third Party Release

NOTWITHSTANDING ANYTHING CONTAINED HEREIN TO THE CONTRARY, ON THE EFFECTIVE DATE AND EFFECTIVE AS OF THE EFFECTIVE DATE, THE RELEASING PARTIES (REGARDLESS OF WHETHER A RELEASING PARTY IS A THIRD PARTY RELEASEE) HEREBY PROVIDE A FULL DISCHARGE AND RELEASE (AND EACH ENTITY SO RELEASED SHALL BE DEEMED RELEASED BY THE RELEASING PARTIES) TO THE THIRD PARTY RELEASEES AND THE DEBTOR RELEASEES AND THEIR RESPECTIVE PROPERTY FROM ANY AND ALL CAUSES OF ACTION, WHETHER KNOWN OR UNKNOWN, FORESEEN OR UNFORESEEN, LIQUIDATED OR UNLIQUIDATED, CONTINGENT OR NON-CONTINGENT, EXISTING AS OF THE EFFECTIVE DATE IN LAW, AT EQUITY, WHETHER FOR TORT, FRAUD, CONTRACT, VIOLATIONS OF FEDERAL OR STATE SECURITIES LAWS OR OTHERWISE, ARISING FROM OR RELATED IN ANY WAY TO THE DEBTORS OR THE REORGANIZED DEBTORS, INCLUDING THOSE IN ANY WAY RELATED TO THE CHAPTER 11 CASES OR THIS PLAN AND THE DISCLOSURE STATEMENT OR A DOCUMENT OR AGREEMENT RELATED THERETO; PROVIDED, HOWEVER THAT THE FOREGOING "THIRD PARTY RELEASE" SHALL NOT OPERATE TO WAIVE OR RELEASE ANY

CAUSES OF ACTION OF ANY RELEASING PARTY: (1) AGAINST A DEBTOR RELEASEE OR A THIRD PARTY RELEASEE AND THEIR RESPECTIVE PROPERTY ARISING FROM ANY CONTRACTUAL OBLIGATIONS OWED TO THE RELEASING PARTY ON OR AFTER THE EFFECTIVE DATE; (2) EXPRESSLY SET FORTH IN AND PRESERVED BY THIS PLAN, THE PLAN SUPPLEMENT, OR RELATED DOCUMENTS, INCLUDING, WITHOUT LIMITATION, ANY CAUSE OF ACTION AGAINST A THIRD PARTY RELEASEE ARISING UNDER OR RELATED TO THE TRANCHE A TERM LOAN, CREDIT AGREEMENT OR ESCROW AGREEMENT; OR (3) WITH RESPECT TO MATTERS (A) ARISING UNDER THAT CERTAIN CONTRIBUTION AGREEMENT DATED AS OF AUGUST 7, 2009, BY AND AMONG MCC OUTDOOR HOLDING, LLC, MAGIC MEDIA, INC. AND FMO HOLDINGS, LLC (INCLUDING ALL EXHIBITS AND SCHEDULES THERETO), AND ALL AGREEMENTS AT ANY TIME DELIVERED IN CONNECTION THEREWITH AND (B) OTHERWISE RELATING TO THE TRANSACTIONS CONSUMMATED PURSUANT TO THE AGREEMENTS DESCRIBED IN THE IMMEDIATELY PRECEDING CLAUSE (A). NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, THIS PLAN DOES NOT RELEASE ANY CLAIMS OR CAUSES OF ACTION THAT THE RELEASING PARTIES, THE DEBTORS OR THE REORGANIZED DEBTORS MAY HAVE NOW OR IN THE FUTURE AGAINST THE NON-RELEASED PARTIES.

ENTRY OF THE CONFIRMATION ORDER SHALL CONSTITUTE THE BANKRUPTCY COURT'S APPROVAL, PURSUANT TO BANKRUPTCY RULE 9019, OF THE THIRD PARTY RELEASE, WHICH INCLUDES BY REFERENCE EACH OF THE RELATED PROVISIONS AND DEFINITIONS CONTAINED HEREIN, <u>AND</u>, <u>FURTHER</u>, SHALL CONSTITUTE THE BANKRUPTCY COURT'S FINDING THAT THE THIRD PARTY RELEASE IS: (1) IN EXCHANGE FOR THE GOOD AND VALUABLE CONSIDERATION PROVIDED BY THE DEBTOR RELEASEES AND THE THIRD PARTY RELEASEES; (2) A GOOD FAITH SETTLEMENT AND COMPROMISE OF THE CLAIMS RELEASED BY THE THIRD PARTY RELEASE; (3) IN THE BEST INTERESTS OF THE DEBTORS AND ALL HOLDERS OF CLAIMS; (4) FAIR, EQUITABLE AND REASONABLE; (5) GIVEN AND MADE AFTER DUE NOTICE AND OPPORTUNITY FOR HEARING; AND (6) A BAR TO ANY OF THE RELEASING PARTIES ASSERTING ANY CLAIM RELEASED PURSUANT TO THE THIRD PARTY RELEASE.

E. *Exculpation*

The Exculpated Parties shall neither have, nor incur any liability to any Entity for any prepetition or postpetition act taken or omitted to be taken in connection with, or related to formulating, negotiating, preparing, disseminating, implementing, soliciting, administering, confirming, or effecting the consummation of this Plan or any contract, instrument, release or other agreement or document created or entered into in connection with this Plan or any other prepetition or postpetition act taken or omitted to be taken in connection with or in contemplation of the restructuring of the Debtors, including, but not limited to, the Disclosure Statement and the Plan Documents; <u>provided</u>, <u>however</u>, that the foregoing "Exculpation" shall have no effect on the liability of any Entity that results from any such act or omission that is determined in a Final Order to have constituted gross negligence or willful misconduct; <u>provided</u>, <u>further</u>, that each Exculpated Party shall be entitled to rely upon the advice of counsel concerning his, her or its duties pursuant to, or in connection with, this Plan or any other related document, instrument, or agreement.

F. Indemnification

Except as prohibited by applicable law, the Debtors shall indemnify and hold harmless, except as provided in the Plan Supplement, each of the Indemnified Parties for all costs, expenses, loss, damage or liability incurred by any such Indemnified Party arising from or related in any way to any and all Causes of Action whether known or unknown, whether for tort, fraud, contract, violations of federal or state securities laws or otherwise, based in whole or in part upon any act or omission, transaction or other occurrence or circumstances existing or taking place prior to or on the Effective Date arising from or related in any way to the Debtors, including those arising from or related in any way to: (1) any action or omission of any such Indemnified Party with respect to any indebtedness of or any Interest in the Debtors (including any action or omission of any such Indemnified Party with respect to the acquisition, holding, voting or disposition of any such investment); (2) any action or omission of any such Indemnified Party in such Indemnified Party's capacity as an officer, director, member, employee, partner or agent of, or advisor to any Debtor; (3) any disclosure made or not made by any Indemnified Party to any current or former Holder of any such indebtedness of or any such Interest in the Debtors; (4) any consideration paid to any such Indemnified Party by any of the Debtors in respect of any services provided by any such Indemnified Party to any Debtor; and (5) any action taken or not taken in connection with the Chapter 11 Cases or this Plan. In the event that any such Indemnified Party becomes involved in any action, proceeding or investigation brought by or against any Indemnified Party, as a result of matters to which the foregoing "Indemnification" may relate, the Reorganized Debtors shall promptly reimburse any such Indemnified Party for its reasonable and documented legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith as such expenses are incurred and after a request for Indemnification is made in writing, with reasonable documentation in support thereof; provided, however, that, notwithstanding anything herein to the contrary, the Debtors shall not indemnify any of the Non-Released Parties, whether for any matter to which this 0 pertains or otherwise.

G. Injunction

EXCEPT AS OTHERWISE PROVIDED IN THIS PLAN OR THE CONFIRMATION ORDER, BUT SUBJECT TO THE OCCURRENCE OF THE EFFECTIVE DATE, ALL ENTITIES WHO HAVE HELD, HOLD OR MAY HOLD CLAIMS, INTERESTS, CAUSES OF ACTION OR LIABILITIES THAT: (1) HAVE BEEN DISCHARGED PURSUANT TO ARTICLE VIII.A HEREOF; (2) HAVE BEEN RELEASED PURSUANT TO ARTICLE VIII.C HEREOF; (3) HAVE BEEN RELEASED PURSUANT TO ARTICLE VIII.D HEREOF; OR (4) ARE SUBJECT TO EXCULPATION PURSUANT TO ARTICLE VIII.E HEREOF (BUT ONLY TO THE EXTENT OF THE EXCULPATION PROVIDED IN ARTICLE VIII.E), ARE PERMANENTLY ENJOINED AND PRECLUDED, FROM AND AFTER THE EFFECTIVE DATE, FROM: (A) COMMENCING OR CONTINUING IN ANY MANNER ANY ACTION OR OTHER PROCEEDING OF ANY KIND AGAINST ANY ENTITY SO RELEASED, DISCHARGED, OR EXCULPATED (OR THE PROPERTY OR ESTATE OF ANY ENTITY SO RELEASED, DISCHARGED, OR EXCULPATED) ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH RELEASED, DISCHARGED, OR EXCULPATED CLAIMS, INTERESTS, CAUSES OF ACTION OR LIABILITIES; (B) ENFORCING, LEVYING, ATTACHING, COLLECTING, OR RECOVERING BY ANY MANNER OR MEANS ANY JUDGMENT, AWARD, DECREE, OR ORDER AGAINST ANY ENTITY SO RELEASED, DISCHARGED, OR EXCULPATED (OR THE PROPERTY OR ESTATE OF ANY ENTITY SO RELEASED, DISCHARGED, OR EXCULPATED) ON

ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH RELEASED, DISCHARGED, OR EXCULPATED CLAIMS, INTERESTS, CAUSES OF ACTION, OR LIABILITIES; (C) CREATING, PERFECTING OR ENFORCING ANY LIEN, CLAIM, OR ENCUMBRANCE OF ANY KIND AGAINST ANY ENTITY SO RELEASED, DISCHARGED, OR EXCULPATED (OR THE PROPERTY OR ESTATE OF ANY ENTITY SO RELEASED, DISCHARGED, OR EXCULPATED) ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH RELEASED, DISCHARGED, OR EXCULPATED CLAIMS, INTERESTS, CAUSES OF ACTION, OR LIABILITIES; (D) ASSERTING ANY RIGHT OF SETOFF, SUBROGATION, OR RECOUPMENT OF ANY KIND AGAINST ANY OBLIGATION DUE FROM ANY ENTITY SO RELEASED, DISCHARGED, OR EXCULPATED (OR THE PROPERTY OR ESTATE OF ANY ENTITY SO RELEASED, DISCHARGED, OR EXCULPATED) ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH RELEASED, DISCHARGED, OR EXCULPATED CLAIMS, INTERESTS, CAUSES OF ACTION OR LIABILITIES UNLESS SUCH HOLDER HAS FILED A MOTION REQUESTING THE RIGHT TO PERFORM SUCH SETOFF ON OR BEFORE THE CONFIRMATION DATE, AND NOTWITHSTANDING ANY INDICATION IN A PROOF OF CLAIM OR INTEREST OR OTHERWISE THAT SUCH HOLDER ASSERTS, HAS OR INTENDS TO PRESERVE ANY RIGHT OF SETOFF PURSUANT TO SECTION 553 OF THE BANKRUPTCY CODE OR OTHERWISE; AND (E) COMMENCING OR CONTINUING IN ANY MANNER ANY ACTION OR OTHER PROCEEDING OF ANY KIND AGAINST ANY ENTITY SO RELEASED, DISCHARGED, OR EXCULPATED (OR THE PROPERTY OR ESTATE OF ANY ENTITY SO RELEASED, DISCHARGED, OR EXCULPATED) ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH RELEASED, DISCHARGED, OR EXCULPATED CLAIMS, INTERESTS, CAUSES OF ACTION, OR LIABILITIES RELEASED OR SETTLED PURSUANT TO THIS PLAN; PROVIDED, HOWEVER, THAT NOTHING CONTAINED HEREIN SHALL PRECLUDE SUCH PERSONS FROM EXERCISING THEIR RIGHTS, OR OBTAINING BENEFITS, PURSUANT TO AND CONSISTENT WITH THE TERMS OF THIS PLAN.

H. Setoffs

Except as otherwise provided herein, each Reorganized Debtor pursuant to the Bankruptcy Code (including section 553 of the Bankruptcy Code), applicable non-bankruptcy law, or as may be agreed to by the Holder of a Claim or Interest, may set off against any Allowed Claim or Interest and the distributions to be made pursuant to this Plan on account of such Allowed Claim or Interest (before any distribution is made on account of such Allowed Claim or Interest), any Claims, rights, and Causes of Action of any nature that such Debtor or Reorganized Debtor, as applicable, may hold against the Holder of such Allowed Claim or Interest, to the extent such Claims, rights, or Causes of Action against such Holder have not been otherwise compromised or settled on or prior to the Effective Date (whether pursuant to this Plan or otherwise); provided, however, that neither the failure to effect such a setoff nor the allowance of any Claim or Interest pursuant to this Plan shall constitute a waiver or release by such Reorganized Debtor of any such Claims, rights, and Causes of Action that such Reorganized Debtor may possess against such Holder. Except as provided under orders approving the use of the Term Loan Lenders' cash collateral, in no event shall any Holder of Claims or Interests be entitled to setoff any Claim or Interest against any Claim, right, or Cause of Action of the Debtor or Reorganized Debtor, as applicable, unless such Holder has Filed a motion with the Bankruptcy Court requesting the authority to perform such setoff on or before the Confirmation Date, and notwithstanding any indication in any Proof of Claim or Interest or otherwise that such Holder asserts, has, or intends to preserve any right of setoff pursuant to section 553 or otherwise.

I. Release of Liens

Except as otherwise provided herein or in any contract, instrument, release, or other agreement or document created pursuant to this Plan, on the Effective Date and concurrently with the applicable distributions made pursuant to this Plan and, in the case of a Secured Claim, satisfaction in full of the portion of the Secured Claim that is Allowed as of the Effective Date, all mortgages, deeds of trust, Liens, pledges, or other security interests against any property of the Estates shall be fully released and discharged, and all of the right, title, and interest of any Holder of such mortgages, deeds of trust, Liens, pledges, or other security interests shall revert to the Reorganized Debtor and its successors and assigns.


Article IX.

CONDITIONS PRECEDENT TO CONFIRMATION

AND CONSUMMATION OF THE PLAN


A. Conditions Precedent to Confirmation

Confirmation of this Plan is subject to: (i) entry of the Confirmation Order by the Bankruptcy Court in form and substance acceptable to the Debtors, the Ad Hoc Committee and the Administrative Agent, with no stay or injunction (or similar prohibition) in effect with respect thereto; (ii) all provisions, terms and conditions hereof having been approved or waived pursuant to the provisions of Article IX.C hereof; and (iii) the Restructuring Support Agreement having remained in full force and effect through the Confirmation Date and not having been terminated in accordance with the terms thereof.

B. Conditions Precedent to Consummation

It shall be a condition to consummation of this Plan that the following conditions shall have been satisfied or waived pursuant to the provisions of Article VIII.C hereof:

1. The Confirmation Order shall be a Final Order;

2. The Plan Documents, each in form and substance acceptable to the Debtors, the Ad Hoc Committee and the Administrative Agent, being executed and delivered, and any conditions (other than the occurrence of the Effective Date) contained therein having been satisfied or waived in accordance therewith;

3. All authorizations, consents, certifications, approvals, rulings, no-action letters, opinions or other documents or actions required by any law, regulation or order to be received or to occur in order to implement this Plan on the Effective Date shall have been obtained or shall have occurred unless failure to do so will not have a Material Adverse Effect on the Reorganized Debtors;

4. All other documents and agreements necessary to implement this Plan on the Effective Date (including any and all Plan Documents) shall have been duly and validly executed

5. and delivered by all parties thereto and all other actions required to be taken in connection with the Effective Date shall have occurred or shall have been otherwise satisfied or waived;

6. The Restructuring Support Agreement, the Escrow Agreement and Tax Consolidation Agreement shall remain in full force and effect through the Consummation and shall not have been terminated in accordance with the terms thereof;

7. Pursuant to section 1129(a)(4) of the Bankruptcy Code, the Debtors shall have paid in full in Cash all undisputed Ad Hoc Committee Advisors Claims and all undisputed Senior Notes Indenture Trustee Claims; and

8. No event of default shall have occurred and be continuing under the Credit Agreement (other than any event of default arising under clause (b) of Article VII of the Credit Agreement consisting solely of a default on the payment of interest when due on February 1, 2010 in respect of the Senior Notes).

In addition to any remedies set forth in the Restructuring Support Agreement, to the extent there is a breach of Section 4(g)(xxii) of the Restructuring Support Agreement by the Debtors prior to the Effective Date, any votes cast by the Consenting Holders pursuant to the Restructuring Support Agreement to accept the Plan will be deemed withdrawn upon written notice by counsel to the Ad Hoc Committee to the Debtors; provided, however, the Debtors shall have three (3) Business Days after receipt of such notice to cure such breach solely by the non-Debtor Affiliate returning such payment or waiving such claim, in which event the Consenting Holders' votes in favor of the Conforming Plan shall be immediately reinstated.

C. Waiver of Conditions Precedent and Bankruptcy Rule 3020(e) Automatic Stay

The conditions to confirmation and consummation of this Plan set forth in this Article VIII may be waived only by the Debtors, with the consent of the Ad Hoc Committee and the Administrative Agent, at any time without leave of or notice to the Bankruptcy Court and without formal action other than proceeding with confirmation of this Plan. Further, the stay of the Confirmation Order, pursuant to Bankruptcy Rule 3020(e), shall be deemed waived by the Confirmation Order.

If any condition precedent to the Effective Date is waived pursuant to this Article VIII and the Effective Date occurs, the waiver of such condition shall benefit from the "mootness doctrine," and the act of consummation of this Plan shall foreclose any ability to challenge this Plan in any court.

D. Effect of Non-Occurrence of Conditions to Consummation

If the consummation of this Plan does not occur, this Plan shall be null and void in all respects and: (i) the Confirmation Order shall be vacated and of no further force or effect; (ii) no distributions under this Plan shall be made; (iii) the Debtors and all Holders of Claims and Interests in the Debtors shall be restored to the status quo ante as of the day immediately preceding the Confirmation Date as though the Confirmation Date had never occurred; and (iv) all of the Debtors' obligations with respect to the Claims and Interests shall remain unaffected by this Plan and nothing contained herein shall be deemed to constitute a waiver or release of any Claims by or against the Debtors or any other person or to prejudice in any manner the rights of the Debtors or any person in any further proceedings involving the Debtors, and this Plan shall be deemed withdrawn. Upon such occurrence, the Debtors shall file a written notification with the Bankruptcy Court and serve it upon such parties as the Bankruptcy Court may direct.

Article X.

MODIFICATION, REVOCATION, OR WITHDRAWAL OF THE PLAN

A. *Plan Modification and Other Amendments*

1. *Plan Modifications.* This Plan may be amended, modified, or supplemented by the Debtors, with the consent of the Ad Hoc Committee and the Administrative Agent, in the manner provided for by section 1127 of the Bankruptcy Code and in accordance with the Restructuring Support Agreement or as otherwise permitted by law, without additional disclosure pursuant to section 1125 of the Bankruptcy Code, except as otherwise ordered by the Bankruptcy Court. In addition, after the Confirmation Date, so long as such action does not materially and adversely affect the treatment of holders of Allowed Claims pursuant to this Plan, the Debtors may, with the consent of the Ad Hoc Committee, remedy any defect or omission or reconcile any inconsistencies in this Plan, the Plan Documents and/or the Confirmation Order, with respect to such matters as may be necessary to carry out the purposes and intent of this Plan, and any holder of a Claim or Interest that has accepted this Plan shall be deemed to have accepted this Plan as amended, modified, or supplemented.

2. *Other Amendments.* Prior to the Effective Date, the Debtors may make, with the consent of the Ad Hoc Committee and the Administrative Agent, and in accordance with the Restructuring Support Agreement, appropriate technical adjustments and modifications to this Plan without further order or approval of the Bankruptcy Court; provided, however, that, such technical adjustments and modifications do not adversely affect in a material way the treatment of Holders of Claims or Interests under this Plan.

B. *Effect of Confirmation on Modifications*

Entry of a Confirmation Order shall mean that all modifications or amendments to this Plan occurring after the solicitation thereof are approved pursuant to section 1127(a) of the Bankruptcy Code and do not require additional disclosure or resolicitation under Bankruptcy Rule 3019.

C. *Revocation or Withdrawal of the Plan*

The Debtors reserve the right to revoke or withdraw this Plan prior to the Confirmation Date. If the Debtors revoke or withdraw this Plan, or if Confirmation or Consummation does not occur, then: (1) this Plan shall be null and void in all respects; (2) any settlement or compromise embodied in this Plan (including the fixing or limiting to an amount certain of any Claim or Interest or Class of Claims or Interests), assumption or rejection of Executory Contracts or Unexpired Leases effected by this Plan, and any document or agreement executed pursuant to this Plan, shall be deemed null and void; and (3) nothing contained in this Plan shall: (a) constitute a waiver or release of any Claims or Interests; (b) prejudice in any manner the rights of such Debtor or any other Entity; or (c) constitute an admission, acknowledgement, offer, or undertaking of any sort by such Debtor or any other Entity. Notwithstanding anything to the contrary contained herein, prior to termination of the Restructuring Support Agreement, the Debtors shall not seek to withdraw or revoke this Plan without the consent of the Ad Hoc Committee.

Article XI.

RETENTION OF JURISDICTION

Pursuant to sections 105(c) and 1142 of the Bankruptcy Code and notwithstanding the entry of the Confirmation Order and the occurrence of the Effective Date, on and after the Effective Date, the Bankruptcy Court shall retain such jurisdiction over the Chapter 11 Cases and all matters arising out of, or related to, the Chapter 11 Cases and this Plan, including jurisdiction to:

1. allow, disallow, determine, liquidate, classify, estimate, or establish the priority, secured or unsecured status, or amount of any Claim or Interest, including the resolution of any request for payment of any Administrative Claim and the resolution of any and all objections to the secured or unsecured status, priority, amount, or allowance of Claims or Interests;

2. decide and resolve all matters related to the granting and denying, in whole or in part, any applications for allowance of compensation or reimbursement of expenses to Professionals authorized pursuant to the Bankruptcy Code or this Plan;

3. resolve any matters related to: (a) the assumption, assumption and assignment, or rejection of any Executory Contract or Unexpired Lease or with respect to which a Debtor may be liable in any manner and to hear, determine, and, if necessary, liquidate, any Claims arising therefrom, including Rejection Claims, Cure Claims pursuant to section 365 of the Bankruptcy Code or any other matter related to such Executory Contract or Unexpired Lease; (b) any potential contractual obligation under any Executory Contract or Unexpired Lease that is assumed; (c) the Reorganized Debtors amending, modifying, or supplementing, after the Effective Date, pursuant to Article V, any Executory Contracts or Unexpired Leases to the list of Executory Contracts and Unexpired Leases to be assumed or rejected or otherwise; and (d) any dispute regarding whether a contract or lease is or was executory or expired.

4. ensure that distributions to Holders of Allowed Claims and Interests are accomplished pursuant to the provisions of this Plan;

5. adjudicate, decide, or resolve any motions, adversary proceedings, contested or litigated matters, and any other matters, and grant or deny any applications involving a Debtor that may be pending on the Effective Date;

6. adjudicate, decide, or resolve any and all matters related to Causes of Action;

7. adjudicate, decide, or resolve any and all matters related to section 1141 of the Bankruptcy Code;

8. enter and implement such orders as may be necessary or appropriate to execute, implement, or consummate the provisions of this Plan and all contracts, instruments, releases, indentures, and other agreements or documents created in connection with this Plan or the Disclosure Statement;

9. enter and enforce any order for the sale of property pursuant to sections 363, 1123, or 1146(a) of the Bankruptcy Code;

10. resolve any cases, controversies, suits, disputes, or Causes of Action that may arise in connection with the consummation, interpretation, or enforcement of this Plan or any Entity's obligations incurred in connection with this Plan;

11. issue injunctions, enter and implement other orders, or take such other actions as may be necessary or appropriate to restrain interference by any Entity with Consummation or enforcement of this Plan;

12. resolve any cases, controversies, suits, disputes, or Causes of Action with respect to the discharge, releases, injunctions, exculpations, and other provisions contained in Article VII and enter such orders as may be necessary or appropriate to implement such releases, injunctions, and other provisions;

13. resolve any cases, controversies, suits, disputes, or Causes of Action with respect to the repayment or return of distributions and the recovery of additional amounts owed by the Holder of a Claim or Interest for amounts not timely repaid pursuant to Article V.N.1;

14. enter and implement such orders as are necessary or appropriate if the Confirmation Order is for any reason modified, stayed, reversed, revoked, or vacated;

15. determine any other matters that may arise in connection with or relate to this Plan, the Disclosure Statement, the Confirmation Order, or any contract, instrument, release, indenture, or other agreement or document created in connection with this Plan or the Disclosure Statement;

16. adjudicate any and all disputes arising from or relating to distributions under this Plan;

17. consider any modifications of this Plan, to cure any defect or omission, or to reconcile any inconsistency in any Bankruptcy Court order, including the Confirmation Order;

18. determine requests for the payment of Claims and Interests entitled to priority pursuant to section 507 of the Bankruptcy Code;

19. hear and determine disputes arising in connection with the interpretation, implementation, or enforcement of this Plan, or the Confirmation Order, including disputes arising under agreements, documents, or instruments executed in connection with this Plan, including, but not limited to, the Plan Documents;

20. hear and determine matters concerning state, local, and federal taxes in accordance with sections 346, 505, and 1146 of the Bankruptcy Code;

21. hear and determine all disputes involving the existence, nature, or scope of the Debtors' discharge, including any dispute relating to any liability arising out of the termination of employment or the termination of any employee or retiree benefit program, regardless of whether such termination occurred prior to or after the Effective Date;

22. enforce all orders previously entered by the Bankruptcy Court;

23. hear any other matter not inconsistent with the Bankruptcy Code;

24. hear any matter regarding the recovery of assets of the Debtors and property of their estates, wherever located; and

25. enter an order concluding or closing the Chapter 11 Cases.


Article XII.

MISCELLANEOUS PROVISIONS


A. *Immediate Binding Effect*

Subject to Article VIII.B and notwithstanding Bankruptcy Rules 3020(e), 6004(h), or 7062 or otherwise, upon the occurrence of the Effective Date, the terms of this Plan and the Plan Supplement shall be immediately effective and enforceable and deemed binding upon the Debtors, the Reorganized Debtors, and any and all Holders of Claims or Interests (irrespective of whether such Holders of Claims or Interests are deemed to have accepted this Plan), all Entities that are parties to or are subject to the settlements, compromises, releases, discharges, and injunctions described in this Plan, each Entity acquiring property under this Plan, and any and all non-Debtor parties to Executory Contracts and Unexpired Leases with the Debtors.

B. *Additional Documents*

On or before the Effective Date, the Debtors may File with the Bankruptcy Court such agreements and other documents as may be necessary or appropriate to effectuate and further evidence the terms and conditions of this Plan. The Debtors or Reorganized Debtors, as applicable, and all Holders of Claims or Interests receiving distributions pursuant to this Plan and all other parties in interest shall, from time to time, prepare, execute, and deliver any agreements or documents and take any other actions as may be necessary or advisable to effectuate the provisions and intent of this Plan.

C. *Payment of Statutory Fees*

All fees payable pursuant to section 1930(a) of the Judicial Code shall be paid for each quarter (including any fraction thereof) until the Chapter 11 Cases are converted, dismissed, or closed, whichever occurs first.

D. *Dissolution of Committees*

On the Effective Date, the Committees, if any, shall dissolve and members thereof shall be released and discharged from all rights and duties from or related to the Chapter 11 Cases.

E. *Reservation of Rights*

Except as expressly set forth in this Plan, this Plan shall have no force or effect unless the Bankruptcy Court shall enter the Confirmation Order. Neither this Plan, any statement or provision contained in this Plan, nor any action taken or not taken by any Debtor with respect to this Plan, the Disclosure Statement, or the Plan Supplement shall be or shall be deemed to be an admission or waiver of any rights of any Debtor with respect to the Holders of Claims or Interests prior to the Effective Date.

F. Successors and Assigns

The rights, benefits, and obligations of any Entity named or referred to in this Plan shall be binding on, and shall inure to the benefit of any heir, executor, administrator, successor or assign, affiliate, officer, director, manager, agent, representative, attorney, beneficiaries, or guardian, if any, of each Entity.

G. Service of Documents

After the Effective Date, any pleading, notice, or other document required by this Plan to be served on or delivered to the Reorganized Debtors shall be served on:

Morris Publishing Group, LLC Attn: Steve K. Stone 725 Broad Street Augusta, Georgia 30901	Neal, Gerber & Eisenberg LLP Attn: Mark A. Berkoff and Nicholas M. Miller Two North LaSalle Street, Suite 1700 Chicago, Illinois 60602

And if to the Ad Hoc Committee

Stroock & Stroock & Lavan LLP Attn: Kristopher M. Hansen and Jayme T. Goldstein 180 Maiden Lane New York, New York 10038	Inglesby, Falligant, Horne, Courington & Chisholm, P.C Attn: Kathleen Horne 17 W. McDonough St. P.O. Box 1368 Savannah GA 31401

And if to the Administrative Agent

Hogan & Hartson LLP
Attn: Gordon Wilson and
Edward C. Dolan
553 Thirteenth Street, N.W.
Washington, DC 20004

After the Effective Date, the Debtors may, in their sole discretion, notify Entities that, in order to continue receiving documents pursuant to Bankruptcy Rule 2002, such Entities must file a renewed request to receive documents pursuant to Bankruptcy Rule 2002. After the Effective Date, the Debtors are authorized to limit the list of Entities receiving documents pursuant to Bankruptcy Rule 2002 to those Entities who have Filed such renewed requests.

H. Term of Injunctions or Stays

Unless otherwise provided in this Plan or in the Confirmation Order, all injunctions or stays in effect in the Chapter 11 Cases pursuant to sections 105 or 362 of the Bankruptcy Code or any order of the Bankruptcy Court, and extant on the Confirmation Date (excluding any injunctions or stays contained in this Plan or the Confirmation Order) shall remain in full force and effect until the Effective Date. All injunctions or stays contained in this Plan or the Confirmation Order shall remain in full force and effect in accordance with their terms.

I. Entire Agreement

Except as otherwise indicated, this Plan and the Plan Supplement supersede all previous and contemporaneous negotiations, promises, covenants, agreements, understandings, and representations on such subjects, all of which have become merged and integrated into this Plan.

J. Nonseverability of Plan Provisions

If, prior to Confirmation, any term or provision of this Plan is held by the Bankruptcy Court to be invalid, void, or unenforceable, the Bankruptcy Court shall have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void, or unenforceable, and such term or provision shall then be applicable as altered or interpreted. Notwithstanding any such holding, alteration, or interpretation, the remainder of the terms and provisions of this Plan will remain in full force and effect and will in no way be affected, impaired, or invalidated by such holding, alteration, or interpretation. The Confirmation Order shall constitute a judicial determination and shall provide that each term and provision of this Plan, as it may have been altered or interpreted in accordance with the foregoing, is: (1) valid and enforceable pursuant to its terms; (2) integral to this Plan and may not be deleted or modified without (a) the Debtors' consent and (b) the consent of the counsel to the Ad Hoc Committee; and (3) nonseverable and mutually dependent.

Dated: December 14, 2009

Morris Publishing Group, LLC (for itself and all Debtors)

By: /s/ Steve K. Stone
Steve K. Stone
Senior Vice President and
Chief Financial Officer of
Morris Publishing Group, LLC